Filed Pursuant to Rule 424(b)(7)

Registration No. 333-199555

CALCULATION OF REGISTRATION FEE

Title of each class of securities offered	Amount to be registered	Offering price per share	Aggregate offering price	Amount of registration fee
Common Stock	4,509,213	$50.60	$228,166,178	$26,512.91(1)

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

PROSPECTUS SUPPLEMENT

(To Prospectus dated October 22, 2014)

4,509,213 Shares

AmSurg Corp.

Common Stock

This prospectus supplement relates to the shares of our common stock being sold by the selling shareholders named in this prospectus supplement. We will not receive any proceeds from the sale of such shares.

The underwriter has agreed to purchase the shares of common stock from the selling shareholders at a price of $50.43 per share, which will result in $227,399,612 of aggregate proceeds to the selling shareholders before expenses.

Our common stock is listed on the Nasdaq Global Select Market (“NASDAQ”) under the symbol “AMSG.” The last reported sale price of our common stock on NASDAQ on November 10, 2014 was $51.84 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-5 of this prospectus supplement and page 4 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price Per Share	Total
Public Offering Price	$50.60	$228,166,178
Underwriting Discount	$0.17	$766,566
Proceeds to the Selling Shareholders	$50.43	$227,399,612

The underwriter expects to deliver the shares of common stock to purchasers on November 14, 2014.

Goldman, Sachs & Co.

Prospectus Supplement dated November 10, 2014

Prospectus Supplement

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference. The second part is the accompanying prospectus, which gives more general information, some of which does not apply to this offering. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus, on the other hand, the information in this prospectus supplement shall control. In addition, any statement in a filing we make with the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), prior to the completion of this offering that adds to, updates or changes information contained in an earlier filing we made with the SEC shall be deemed to modify and supersede such information in the earlier filing, this prospectus supplement or the accompanying prospectus, as the case may be.

You should read this document together with additional information described under the headings “Where You Can Find More Information” and “Incorporation of Certain Information by Reference” in this prospectus supplement. You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We are responsible for the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus and in any free writing prospectus we prepare or authorize. We have not authorized anyone to provide you with different information, and we take no responsibility for any other information others may give you. We are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate only as of the date on the front of this prospectus supplement and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since these dates.

S-ii

SUMMARY

This summary highlights selected information contained elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. This summary does not contain all of the information you should consider before investing in our common stock. Before making an investment decision, you should read this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference carefully, especially the “Risk Factors” section of this prospectus supplement. Some of the statements in this prospectus supplement constitute forward-looking statements that involve risks and uncertainties. See “Forward-Looking Statements” in this prospectus supplement for more information.

Company Overview

We acquire, develop and operate ambulatory surgery centers (“ASCs” or “surgery centers”) in partnership with physician practice groups throughout the U.S. and provide outsourced physician services in multiple specialties to hospitals, ambulatory surgery centers and other healthcare facilities, primarily in the areas of anesthesiology, children’s services, emergency medicine and radiology. We are the largest owner and operator of ASCs in the United States based upon total number of facilities. At September 30, 2014, we operated 243 ASCs in 34 states and the District of Columbia in partnership with approximately 2,100 physicians, and provide physician services to more than 300 healthcare facilities in 25 states, employing more than 2,600 physicians and other healthcare professionals.

Surgery Center Operations

Our company was formed in 1992 for the purpose of acquiring, developing and operating ASCs in partnership with physicians. Our surgery centers are typically located adjacent to or in close proximity to the medical practices of our partner physicians. We generally own a majority interest, primarily 51%, in the facilities we operate. Our surgery centers primarily provide non-elective, high volume, lower-risk surgical procedures across multiple specialties, including, among others, gastroenterology, ophthalmology, and orthopaedics. Our ASCs are designed with a cost structure that creates significant savings for patients and payors when compared to surgical services performed in hospital outpatient departments (“HOPDs”).

We acquire, develop and operate ASCs through the formation of partnerships with physicians and health systems to serve the communities in our markets. Since physicians are critical to the delivery of healthcare, we have developed our operating model to encourage physicians to affiliate with our ASCs. We believe we attract physicians because our facilities adopt staffing, scheduling and clinical systems and protocols with the goal of increasing physician efficiency and engagement. We believe that our focus on physician satisfaction combined with providing safe, high-quality healthcare in a friendly and convenient environment for patients will continue to make our ASCs an attractive alternative to HOPDs for physicians, patients and payors. We focus on providing high-quality surgery centers that meet the needs of patients, physicians and payors. We believe our facilities (i) enhance the quality of care for our patients, (ii) provide significant administrative, clinical and efficiency benefits to physicians, and (iii) offer a low cost alternative for patients and payors.

Physician Services Operations

On July 16, 2014, we acquired Sheridan Healthcare (“Sheridan”). With the completion of this acquisition, we believe we are a leading national provider of multi-specialty outsourced physician services to hospitals, ASCs and other healthcare facilities. We deliver physician services, primarily in the areas of anesthesiology, children’s services, radiology and emergency medicine services, to more than 300 healthcare facilities, and believe we are a leading provider of physician services in each of those specialties. We employ more than 2,600 physicians and other healthcare professionals who apply a care-centric approach to medical care and have physician practices in 25 states with a significant presence in Florida, New Jersey, Texas and California. We believe our scale and ability to leverage administrative and support infrastructure enable us to effectively recruit and retain physicians, provide services at lower costs and generate attractive profit margins.

Our physicians usually lead the daily operations of their specialty departments and integrate themselves into the clinical leadership at our client’s facilities. This integration allows us to collaborate with hospitals, ASCs and other healthcare facilities to improve their operations. We believe our national scale and footprint enable us to provide better coordination of care, better physician coverage, stronger recruiting services, more professional and experienced management and improved patient throughput and outcomes as compared to smaller independent physician groups or directly affiliated facility practices with which we compete.

Our principal executive offices are located at 20 Burton Hills Boulevard, Nashville, Tennessee 37215, and our telephone number is (615) 665-1283. AmSurg Corp. is a Tennessee corporation.

The Offering

The summary below describes the principal terms of this offering. The “Description of Capital Stock” section in the accompanying prospectus contains a more detailed description of our common stock.

Shares of common stock offered by us	We are not selling any shares of our common stock in this offering.

Shares of common stock offered by the selling shareholders	4,509,213 shares.

Shares of common stock outstanding before and after this offering	As of November 7, 2014, we had 48,124,795 shares of our common stock issued and outstanding.(1)

Use of proceeds	The selling shareholders will receive all net proceeds from the sale of our shares of common stock in this offering. We will not receive any of the proceeds from the sale of shares of our common stock by the selling shareholders.

Risk factors	You should read the “Risk Factors” section of this prospectus supplement for a discussion of factors that you should consider carefully before deciding to invest in our common stock.

Dividend Policy	We intend to retain our earnings to finance the growth and development of our business and do not expect to declare or pay any cash dividends on our common stock in the foreseeable future. The declaration of dividends is within the discretion of our board of directors, subject to certain covenants in our debt agreements which limit, but may not restrict, our ability to pay dividends. See “Risk Factors—You likely will not receive dividends on the shares of our common stock,” in the accompanying prospectus.

NASDAQ symbol	“AMSG”

(1)	The number of shares of our common stock to be issued and outstanding after this offering excludes, as does the information presented elsewhere in this prospectus supplement unless otherwise indicated:

•	up to 3,833,295 shares of our common stock, subject to anti-dilution, make-whole and other adjustments, that will be issuable upon conversion of our 5.25% Mandatory Convertible Preferred Stock, Series A-1;

•	178,921 shares of our common stock issuable upon the exercise of stock options exercisable at a weighted average price of $22.69 per share; and

•	an additional 1,132,862 shares of our common stock available for issuance under our 2014 Equity and Incentive Plan.

FORWARD-LOOKING STATEMENTS

All statements in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein, other than statements of historical fact, that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future are forward-looking statements (as the term is defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Exchange Act). Forward-looking statements typically use words such as “believe,” “anticipate,” “should,” “intend,” “plan,” “will,” “expect,” “estimate,” “may” and similar expressions. These are based on assumptions and assessments made by our management in light of experience and perception of historical trends, current conditions, expected future developments and other factors that they believe to be appropriate. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, those described in our Current Report on Form 8-K filed with SEC on June 23, 2014, which is expressly incorporated by reference into this prospectus supplement, and elsewhere in documents we have filed with the SEC, as well as other factors that our management has not yet identified. Forward-looking statements are not guarantees of future performance and actual results, developments and business decisions may differ from those contemplated by such forward-looking statements and such events could materially and adversely affect our business. Forward-looking statements speak only as of the date made. Except as required by applicable law, we undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

RISK FACTORS

Investing in our common stock involves risks. Potential investors are urged to read and consider the risks discussed above under “Forward-Looking Statements,” and in the accompanying prospectus, including the section entitled “Risk Factors,” and other disclosures relating to an investment in our common stock described in our Current Report on Form 8-K filed with the SEC on June 23, 2014, as updated by annual, quarterly and other reports and documents we file with the SEC after the date of this prospectus supplement and that are incorporated by reference herein. Before making an investment decision, you should carefully consider those risks as well as other information we include or incorporate by reference in the prospectus and this prospectus supplement. If any of the events or developments described actually occurred, our business, financial condition or results of operations would likely suffer. The risks and uncertainties we have described are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also affect our business operations.

USE OF PROCEEDS

We will not receive any proceeds from this sale of shares of our common stock in this offering by the selling shareholders.

PRICE RANGE OF COMMON STOCK

Our common stock is listed on NASDAQ and is traded under the symbol “AMSG”. At the close of business on November 10, 2014, there were 182 holders of record of our shares of common stock. The last reported price of our common stock on NASDAQ on November 10, 2014 was $51.84 per share.

The following table sets forth for the periods indicated the high and low reported sale prices per share for our common stock, as reported on NASDAQ:

	High	Low
2013
First Quarter	$33.78	$29.02
Second Quarter	$36.76	$31.72
Third Quarter	$41.00	$35.11
Fourth Quarter	$48.71	$39.31

2014
First Quarter	$47.75	$40.05
Second Quarter	$52.81	$40.00
Third Quarter	$54.48	$45.19
Fourth Quarter (through November 10, 2014)	$54.27	$50.00

DIVIDEND POLICY

We intend to retain our earnings to finance the growth and development of our business. We have never declared or paid a dividend on our common stock and do not expect to declare or pay any cash dividends on our common stock in the foreseeable future. The declaration of dividends is within the discretion of our board of directors, subject to applicable law and certain covenants in certain of our debt documents which limit, but may not restrict, our ability to pay dividends on our common stock.

SELLING SHAREHOLDERS

This prospectus supplement and the accompanying prospectus relate to the resale of shares of our common stock by the selling shareholders identified below in the table. See “Plan of Distribution” for more information.

Acquisition of our Common Stock by the Selling Shareholders

The 4,509,213 shares of common stock offered for resale under this prospectus supplement were issued by us to the selling shareholders identified in the table below, in connection with our acquisition of Sheridan. We also entered into a registration rights agreement with certain of the former owners of Sheridan and they exercised their right to require us to file a registration statement with respect to the resale of such shares of our common stock.

Arrangements Between Us and the Selling Shareholders

Except for the ownership of shares of our common stock, or as otherwise set forth in the footnotes to the table below, the selling shareholders do not have, and within the past three years have not had any position, office or material relationship with us.

Information Concerning the Selling Shareholders

The table below sets forth the name of the selling shareholders, the number of shares of common stock beneficially owned by the selling shareholders immediately prior to the date of this prospectus supplement, and the total number of shares that may be offered pursuant to this prospectus supplement. The table also provides information regarding the beneficial ownership of our common stock by the selling shareholders as adjusted to reflect the sale of the shares offered under this prospectus supplement. The percentage beneficial ownership of our common stock of the selling shareholders set forth in the table below is based on 48,124,795 shares of our common stock outstanding as of November 7, 2014. Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Except where otherwise noted in the footnotes to the table, the selling shareholders named in the following table have, to our knowledge, sole voting and investment power with respect to the shares beneficially owned by them. None of the selling shareholders are a broker-dealer or an affiliate of a broker-dealer.

The following table sets forth, to our knowledge, information for the selling shareholders as of November 7, 2014, based on information furnished to us by the selling shareholders. We have relied on the representations made by the selling shareholders and the information furnished to us.

	Shares Beneficially Owned Prior to the Offering			Shares Beneficially Owned After the Offering
Name of Selling Shareholder	Number	Percentage	Shares offered	Number	Percentage
Hellman & Friedman Capital Partners VI, L.P.(1)	3,566,735	7.41%	3,566,735	0	0%
Hellman & Friedman Capital Partners VI (Parallel), L.P.(1)	928,490	1.93%	928,490	0	0%
Hellman & Friedman Capital Executives VI, L.P.(1)	13,031	0.03%	13,031	0	0%
Hellman & Friedman Capital Associates VI, L.P.(1)	946	(2)	946	0	0%
Sunbeam GP Holdings LLC(1)	11	(2)	11	0	0%

(1)	Hellman & Friedman Investors VI, L.P. (“Investors VI”) is the sole general partner of each of Hellman & Friedman Capital Partners VI, L.P. (“HFCP VI”), Hellman & Friedman Capital Partners VI (Parallel), L.P. (“HFCP VI Parallel”), Hellman & Friedman Capital Executives VI, L.P. (“Executives VI”) and Hellman & Friedman Capital Associates VI, L.P. (“Associates VI”). HFCP VI is the sole managing member of Sunbeam GP Holdings LLC (“Sunbeam”). Hellman & Friedman LLC (“H&F LLC”) is the sole general partner of Investors VI. As the sole general partner of HFCP VI, HFCP VI Parallel, Executives VI and Associates VI, Investors VI may be deemed to beneficially own shares of common stock beneficially owned by HFCP VI, HFCP VI Parallel, Executives VI and Associates VI. As the sole managing member of Sunbeam, HFCP VI may be deemed to beneficially own shares of common stock beneficially owned by Sunbeam. As sole general partner of Investors VI, H&F LLC may be deemed to beneficially own shares of common stock beneficially owned by Investors VI. A three member investment committee of H&F LLC has power to vote or to direct the vote of, and to dispose or to direct the disposition of, shares of common stock that are beneficially owned by HFCP VI, HFCP VI Parallel, Executives VI and Associates VI. The investment committee of H&F LLC is composed of Philip U. Hammarskjold, Patrick J. Healy and David R. Tunnell. Each of Messrs. Hammarskjold, Healy and Tunnell disclaims beneficial ownership of such shares of common stock. The address for each of the HFCP VI, HFCP VI Parallel, Executives VI, Associates VI and Sunbeam is c/o Hellman & Friedman LLC, One Maritime Plaza, 12th Fl., San Francisco, CA 94111.
(2)	Shares beneficially owned prior to the offering account for less than 0.01% of our total shares of common stock outstanding as of November 7, 2014.

UNDERWRITING

We and the selling shareholders have entered into an underwriting agreement with Goldman, Sachs & Co. (the “underwriter”) with respect to the common stock to be sold in this offering. The underwriter has agreed to purchase and the selling shareholders have agreed to sell 4,509,213 shares of our common stock.

The underwriting agreement provides that the obligations of the underwriter to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriter is obligated to purchase all the shares if they purchase any of the shares. The offering of the shares by the underwriter is subject to receipt and acceptance and subject to the underwriter’s right to reject any order in whole or in part.

We have agreed that, for a period of 30 days from the date of this prospectus supplement, we will not, without the prior written consent of Goldman, Sachs & Co., dispose of or hedge any shares of our common stock, shares of our common stock or any securities convertible into or exchangeable for our common stock. Goldman, Sachs & Co. in its sole discretion may release any of the securities subject to this lock-up agreement at any time without notice.

Our common stock is listed on NASDAQ under the symbol “AMSG.”

The underwriter has advised the selling shareholders that it proposes initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus supplement.

The following table shows the public offering price, underwriting discount and proceeds before expenses to the selling shareholders.

Per Share
Public Offering Price	$50.60
Underwriting Discounts	$0.17
Proceeds to the Selling Shareholders, Before Expenses	$50.43

We estimate that our portion of the total expenses of this offering will be $300,000.

In connection with the offering, the underwriter may purchase and sell shares of our common stock in the open market. Purchases and sales in the open market may include short sales and purchases to cover short positions.

•	Short sales involve secondary market sales by the underwriter of a greater number of shares of our common stock than they are required to purchase in the offering. A short position is more likely to be created if the underwriter are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Covering transactions involve purchases of shares of our common stock in the open market in order to cover short positions.

Purchases to cover short positions, as well as other purchases by the underwriter for its own accounts, may have the effect of preventing or retarding a decline in the market price of shares of our common stock. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriter may conduct these transactions on NASDAQ, in the over-the-counter market or otherwise. If the underwriter commences any of these transactions, it may discontinue them at any time.

We and the selling shareholders have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriter may be required to make because of any of those liabilities.

Other Relationships

The underwriter is a full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriter and its respective affiliates have in the past performed commercial banking, investment banking and advisory services for us from time to time for which it has received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which it may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriter and its respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. In addition, an affiliate of the underwriter is a lender under our credit facility. The underwriter or its affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. A typical such hedging strategy would include these underwriter or its affiliates hedging such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities. The underwriter and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus supplement may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive”

means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

The sellers of the shares of our common stock have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriter with a view to the final placement of the shares as contemplated in this prospectus supplement. Accordingly, no purchaser of the shares, other than the underwriter, is authorized to make any further offer of the shares on behalf of the sellers or the underwriter.

Notice to Prospective Investors in the United Kingdom

This prospectus supplement is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus supplement nor any other offering material relating to the shares of our common stock described in this prospectus supplement has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus supplement nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

The shares of our common stock may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares of our common stock offered in this prospectus supplement have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of our common stock may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

Notice to Prospective Investors in Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia (“Corporations Act”)) in relation to the common stock has been or will be lodged with the Australian Securities & Investments Commission (“ASIC”). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a)	you confirm and warrant that you are either:

(i)	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

(ii)	a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii)	a person associated with the company under section 708(12) of the Corporations Act; or

(iv)	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

(b)	you warrant and agree that you will not offer any of the common stock for resale in Australia within 12 months of that stock being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following summary describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion does not address all aspects of U.S. federal income taxes and does not deal with state, local or non-U.S. tax consequences that may be relevant to Non-U.S. Holders in light of their particular circumstances, nor does it address U.S. federal tax consequences other than income taxes. Special rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Internal Revenue Code of 1986, as amended, or the Code, such as banks, thrifts, financial institutions, insurance companies, tax-exempt organizations, broker-dealers and traders in securities, U.S. expatriates, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, persons that hold our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment or other risk reduction strategy, tax-qualified retirement plans, persons deemed to sell our common stock under the constructive sale provisions of the Code, persons subject to the alternative minimum tax, persons that own, or are deemed to own, more than 5% of our outstanding common stock (except to the extent specifically set forth below), partnerships and other pass-through entities, and investors or partners in such pass-through entities or an entity that is treated as a disregarded entity for U.S. federal income tax purposes (regardless of its place of organization or formation). Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, the Treasury regulations promulgated thereunder, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions. This discussion assumes that the Non-U.S. Holder holds our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment).

The following discussion is for general information only and is not tax advice. Persons considering the purchase of our common stock pursuant to this offering should consult their own tax advisors concerning the U.S. federal income tax consequences of acquiring, owning and disposing of our common stock in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction, including any state, local or non-U.S. tax consequences or any U.S. federal non-income tax consequences.

For the purposes of this discussion, a “Non-U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of our common stock that is not a U.S. Holder. A “U.S. Holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes (a) an individual who is a citizen or resident of the United States, (b) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (d) a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. Also, partnerships, or other entities that are treated as partnerships for U.S. federal income tax purposes (regardless of their place of organization or formation) and partners in such partnerships, and entities that are treated as disregarded entities for U.S. federal income tax purposes (regardless of their place of organization or formation) are not addressed by this discussion and are, therefore, not considered to be Non-U.S. Holders for the purposes of this discussion.

Distributions

Subject to the discussion below, distributions, if any, made on our common stock to a Non-U.S. Holder to the extent made out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) generally will constitute dividends for U.S. tax purposes and will be subject to withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate as may be specified by an applicable income tax treaty. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide us or our paying agent with a properly executed IRS Form W-8BEN or Form W-8BEN-E (or applicable successor form), or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the Non-U.S. Holder will be required to provide appropriate documentation to such agent. The Non-U.S. Holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. This certification must be provided to us or the relevant paying agent prior to the payment of dividends and must be updated periodically. If you do not provide the relevant paying agent with the required certification but are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you should consult with your own tax advisor to determine if you are able to obtain a refund of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

We generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that such Non-U.S. Holder maintains in the United States) if a properly executed IRS Form W-8ECI (or applicable successor form), stating that the dividends are so connected, is furnished to us or our paying agent (or, if stock is held through a financial institution or other agent, to such agent). In general, such effectively connected dividends will be subject to U.S. federal income tax, on a net income basis at the regular graduated U.S. federal income tax rates, unless a specific treaty exemption applies. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments. Non-U.S. Holders are urged to consult any applicable income tax treaties that may provide for different rules.

To the extent distributions on our common stock, if any, exceed our current and accumulated earnings and profits, they will first be treated as a non-taxable return of capital reducing your tax basis in our common stock, but not below zero, and thereafter will be treated as gain from the sale of stock, the treatment of which is discussed in the next section.

Gain On Disposition of Our Common Stock

Subject to the discussion below, a Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless (a) the gain is effectively connected with the conduct of a trade or business of such Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that such Non-U.S. Holder maintains in the United States), (b) the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (c) our common stock constitutes a “United States real property interest” by reason of our status as a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or such Non-U.S. Holder’s holding period.

If you are a Non-U.S. Holder described in (a) above, you will be required to pay tax on the net gain derived from the sale at regular graduated U.S. federal income tax rates, unless an income tax treaty provides otherwise, and corporate Non-U.S. Holders described in (a) above may be subject to the additional branch profits tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on their effectively connected earnings and profits, subject to certain adjustments.

If you are an individual Non-U.S. Holder described in (b) above, you will be required to pay a flat 30% tax (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which gain may be offset by certain United States source capital losses (even though you are not considered a resident of the United States).

With respect to (c) above, in general, we would be a United States real property holding corporation if interests in U.S. real estate comprised (by fair market value) at least half of our assets. We believe that we are not, and do not anticipate becoming, a United States real property holding corporation; however, there can be no assurance that we will not become a United States real property holding corporation in the future. Even if we are treated as a United States real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly and constructively, no more than 5% of our common stock at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the holder’s holding period and (2) our common stock is “regularly traded,” as defined in applicable Treasury regulations, on an established securities market. We expect our common stock to be “regularly traded” on an established securities market, but there can be no assurance that our common stock will be so traded in the future. If gain on the sale or other taxable disposition of our stock were subject to taxation as described in (c) above, the Non-U.S. Holder would be subject to regular U.S. federal income tax with respect to such gain in generally the same manner as a U.S. person.

Information Reporting Requirements and Backup Withholding

Generally, we or certain financial middlemen must report information to the IRS with respect to any dividends we pay on our common stock, including the amount of any such dividends, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the Non-U.S. Holder to whom any such dividends are paid. These information reporting requirements apply even if no withholding was required because the distributions were effectively connected with the Non-U.S. Holder’s conduct of a United States trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. Pursuant to income tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Dividends paid by us (or our paying agents) to a Non-U.S. Holder may also be subject to U.S. backup withholding. U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI or otherwise establishes an exemption. Notwithstanding the foregoing, backup withholding may apply if the relevant paying agent has actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient. The current backup withholding rate is 28%.

Under current U.S. federal income tax law, U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of any U.S. or non-U.S. broker, except that information reporting and backup withholding requirements may be avoided if the holder provides a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E or otherwise meets documentary evidence requirements for establishing Non-U.S. Holder status or otherwise establishes an exemption. Except as described below, U.S. information reporting and backup withholding requirements will generally not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a U.S. person. For information reporting purposes, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner similar to U.S. brokers.

Backup withholding is not an additional tax. If backup withholding is applied to you, you should consult with your own tax advisor to determine if you are able to obtain a tax refund or credit with respect to such backup withholding.

Enacted Legislation Affecting Taxation of Our Common Stock Held By or Through Non-U.S. Entities

Enacted legislation may impose withholding taxes on certain types of payments made to “foreign financial institutions” (as specially defined under those rules) and certain other non-U.S. entities. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to foreign intermediaries or certain Non-U.S. Holders.

The legislation imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner, or (iii) the foreign financial institution or foreign non-financial entity otherwise qualifies for an exemption from these rules. In addition, if the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it generally must enter into an agreement with the U.S. Treasury Department that requires, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing this legislation may be subject to different rules.

Under applicable Treasury regulations, any obligation to withhold under this legislation (i) generally applies with respect to payments of dividends on our common stock, and (ii) will apply with respect to payments of gross proceeds on disposition of our common stock on or after January 1, 2017. Because we may not know the extent to which a distribution is a dividend for U.S. federal income tax purposes at the time it is made, for purposes of these withholding rules, we may treat the entire distribution as a dividend potentially subject to such withholding.

Non-U.S. Holders of our common stock should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our common stock.

THE PRECEDING DISCUSSION OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, NON-U.S. OR U.S. FEDERAL NON-INCOME TAX LAWS.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Bass, Berry & Sims PLC, Nashville, Tennessee. Certain legal matters in connection with the offering will be passed upon for the underwriter by Latham  & Watkins LLP, New York, New York.

EXPERTS

The consolidated financial statements, and the related consolidated financial statement schedule, incorporated in this prospectus supplement by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, and the effectiveness of AmSurg Corp.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports which are incorporated herein by reference. Such consolidated financial statements and consolidated financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Sunbeam Holdings, L.P. as of December 31, 2013 and 2012, and for the three years in the period ended December 31, 2013 incorporated by reference in this prospectus supplement from our Current Report on Form 8-K filed with the SEC on June 23, 2014 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited interim financial information of Sunbeam Holdings, L.P. for the periods ended June 30, 2014 and 2013 which is incorporated herein by reference, Deloitte & Touche LLP, independent auditors, have applied limited procedures in accordance with auditing standards generally accepted in the United States of America applicable to reviews of interim financial information for a review of such information. However, as stated in their report included in the Company’s Current Report on Form 8-K dated filed on October 22, 2014 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a “report” or a “part” of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by us with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC’s public reference facilities. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC.

Our common stock is listed on NASDAQ under the ticker symbol “AMSG,” and reports, proxy statements and other information concerning us can also be inspected at the corporate headquarters of NASDAQ at 165 Broadway, New York, New York 10006.

Our web site address is http://www.amsurg.com. The information on our web site, however, is not, and should not be deemed to be, a part of this prospectus supplement.

This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the SEC. The full registration statement may be obtained from the SEC or us, as indicated below. Documents establishing the terms of the offered securities are filed as exhibits to the registration statement. Statements in this prospectus supplement about these documents are summaries. You should refer to the actual documents for a more complete description of the relevant matters.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The rules of the SEC allow us to “incorporate by reference” the reports and documents we file with the SEC, which means that we can disclose important information to you by referring you to another document filed separately with SEC. The information incorporated by reference is deemed to be part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference into this prospectus supplement the documents set forth below that we have previously filed with the SEC and any future filings made under Sections 13(a), 13(c), 14 or 15(d) of Exchange Act, after the date of this prospectus supplement and prior to the completion of the offering of all securities covered by this prospectus supplement:

•	our Annual Report on Form 10-K for the year ended December 31, 2013, filed with the SEC on February 26, 2014 (including the information specifically incorporated by reference therein from our definitive proxy statement on Schedule 14A, filed with the SEC on April 21, 2014);

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2014, filed with the SEC on May 1, 2014, as amended by Amendment No. 1 on Form 10-Q/A, filed with the SEC on May 2, 2014;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2014, filed with the SEC on August 1, 2014;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2014, filed with the SEC on November 7, 2014;

•	our Current Reports on Form 8-K, filed with the SEC on February 4, 2014, March 7, 2014, May 21, 2014, June 2, 2014, June 18, 2014, June 23, 2014, June 27, 2014, June 30, 2014, July 2, 2014, July 22, 2014, October 22, 2014 and November 4, 2014 (Items 5.02 and 8.01 only); and

•	the description of our common stock contained in our Registration Statement on Form 10/A dated July 13, 2001, including all amendments and reports filed for the purpose of updating such description.

Notwithstanding the foregoing, information that we furnish under Items 2.02 and 7.01 of any Current Report on Form 8-K, including the related exhibits under Item 9.01, is not incorporated by reference in this prospectus supplement, the registration statement of which this prospectus supplement is a part, or the accompanying prospectus.

We will furnish without charge to you, upon written or oral request, a copy of any or all of the documents described above, except for exhibits to those documents, unless the exhibits are specifically incorporated by reference into those documents. Requests should be addressed to:

Chief Financial Officer

AmSurg Corp.

20 Burton Hills Boulevard, Suite 500

Nashville, Tennessee 37215

(615) 665-1283

Prospectus

AmSurg Corp.

Common Stock

The selling shareholders to be named in a prospectus supplement may offer and sell shares of common stock of AmSurg Corp. (the “Company”) from time to time in amounts, at prices and on terms that will be determined at the time of the offering. We will not receive any proceeds from the sale of the shares of common stock. You should read this prospectus and any applicable prospectus supplement before you invest.

This prospectus describes the general manner in which the shares of our common stock may be offered and sold by the selling shareholders. The specific manner in which shares of common stock may be offered and sold will be described in a supplement to this prospectus.

Our common stock trades on the Nasdaq Global Select Market under the symbol “AMSG.”

Our principal executive offices are located at 20 Burton Hills Boulevard, Suite 500, Nashville, Tennessee 37215, and our telephone number is (615) 665-1283.

Investing in our common stock involves a high degree of risk. See “Risk Factors” on page 4 of this prospectus for a discussion of the factors you should carefully consider before deciding to purchase any shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 22, 2014.

You should rely only on the information contained or incorporated by reference in this prospectus, in any accompanying prospectus supplement or in any free writing prospectus filed by us with the Securities and Exchange Commission. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and no selling shareholder is, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained or incorporated by reference in this prospectus and any prospectus supplement or in any such free writing prospectus is accurate only as of the respective dates thereof. Our business, financial condition, results of operations and prospects may have changed since those dates.

When we refer to “AmSurg,” “we,” “our” and “us” in this prospectus, we mean AmSurg Corp., including, unless the context otherwise requires or as otherwise expressly stated, our subsidiaries. When we refer to “you” or “yours,” we mean the purchasers of shares of our common stock.

This prospectus contains summaries of certain provisions contained in some of the documents described herein. Please refer to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of the documents referred to herein have been filed, or will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under “Where You Can Find More Information.”

i

ABOUT THIS PROSPECTUS

This prospectus is part of a “shelf” registration statement that we filed with the Securities and Exchange Commission, or the SEC, under the Securities Act of 1933, as amended, or the Securities Act. Under this shelf registration process, the selling shareholders may sell shares of our common stock. This prospectus provides you with a general description of the common stock the selling shareholders may offer. We will provide a prospectus supplement that will contain specific information about the manner in which the selling shareholders sell the common stock under this shelf registration statement. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described below under “Where You Can Find More Information.”

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by us with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC’s public reference facilities. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC.

Our common stock is listed on the Nasdaq Global Select Market, and reports, proxy statements and other information concerning us can also be inspected at the corporate headquarters of Nasdaq at 165 Broadway, New York, New York 10006.

Our web site address is http://www.amsurg.com. The information on our web site, however, is not, and should not be, incorporated by reference in or deemed to be a part of this prospectus.

This prospectus is part of a registration statement that we filed with the SEC. The full registration statement may be obtained from the SEC or us, as indicated below. Documents establishing the terms of the offered securities are filed as exhibits to the registration statement. Statements in this prospectus about these documents are summaries. You should refer to the actual documents for a more complete description of the relevant matters.

ii

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The rules of the SEC allow us to “incorporate by reference” the reports and documents we file with the SEC, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference into this prospectus the documents set forth below that we have previously filed with the SEC and any future filings made under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or Exchange Act, after the date of this prospectus and prior to the completion of the offering of all of the securities covered by this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2013, filed with the SEC on February 26, 2014 (including the information specifically incorporated by reference therein from our definitive proxy statement on Schedule 14A, filed with the SEC on April 21, 2014);

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2014, filed with the SEC on May 1, 2014, as amended by Amendment No. 1 on Form 10-Q/A, filed with the SEC on May 2, 2014;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2014, filed with the SEC on August 1, 2014;

•	our Current Reports on Form 8-K, filed with the SEC on February 4, 2014, March 7, 2014, May 21, 2014, June 2, 2014, June 18, 2014, June 23, 2014, June 27, 2014, June 30, 2014, July 2, 2014, July 22, 2014 and October 22, 2014; and

•	the description of our common stock contained in our Registration Statement on Form 10/A dated July 13, 2001, including all amendments and reports filed for the purpose of updating such description.

Notwithstanding the foregoing, information that we furnish under Items 2.02 and 7.01 of any Current Report on Form 8-K, including the related exhibits under Item 9.01, is not incorporated by reference in this prospectus, the registration statement of which this prospectus is a part, or any prospectus supplement.

We will furnish without charge to you, upon written or oral request, a copy of any or all of the documents described above, except for exhibits to those documents, unless the exhibits are specifically incorporated by reference into those documents. Requests should be addressed to:

Chief Financial Officer

AmSurg Corp.

20 Burton Hills Boulevard, Suite 500

Nashville, Tennessee 37215

(615) 665-1283

iii

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and the documents incorporated by reference. This summary does not contain all of the information you should consider before investing in our common stock. Before making an investment decision, you should read this entire prospectus and the documents incorporated by reference carefully, especially the “Risk Factors” section of this prospectus. Some of the statements in this prospectus constitute forward-looking statements that involve risks and uncertainties. See “Forward-Looking Statements” in this prospectus for more information.

We acquire, develop and operate ambulatory surgery centers (“ASCs” or “surgery centers”) in partnership with physician practice groups throughout the U.S. and provide outsourced physician services in multiple specialties to hospitals, ambulatory surgery centers and other healthcare facilities, primarily in the areas of anesthesiology, children’s services, emergency medicine and radiology. We are the largest owner and operator of ASCs in the United States based upon total number of facilities. At June 30, 2014, we operated 243 ASCs in 34 states and the District of Columbia in partnership with approximately 2,100 physicians, and provided physician services to more than 300 healthcare facilities in 25 states, employing more than 2,600 physicians and other healthcare professionals.

Surgery Center Operations

Our company was formed in 1992 for the purpose of acquiring, developing and operating ASCs in partnership with physicians. Our surgery centers are typically located adjacent to or in close proximity to the medical practices of our partner physicians. We generally own a majority interest, primarily 51%, in the facilities we operate. Our surgery centers primarily provide non-elective, high volume, lower-risk surgical procedures across multiple specialties, including, among others, gastroenterology, ophthalmology, and orthopaedics. Our ASCs are designed with a cost structure that creates significant savings for patients and payors when compared to surgical services performed in hospital outpatient departments (“HOPDs”).

We acquire, develop and operate ASCs through the formation of partnerships with physicians and health systems to serve the communities in our markets. Since physicians are critical to the delivery of healthcare, we have developed our operating model to encourage physicians to affiliate with our ASCs. We believe we attract physicians because our facilities adopt staffing, scheduling and clinical systems and protocols with the goal of increasing physician efficiency and engagement. We believe that our focus on physician satisfaction combined with providing safe, high-quality healthcare in a friendly and convenient environment for patients will continue to make our ASCs an attractive alternative to HOPDs for physicians, patients and payors. We focus on providing high-quality surgery centers that meet the needs of patients, physicians and payors. We believe our facilities (i) enhance the quality of care for our patients, (ii) provide significant administrative, clinical and efficiency benefits to physicians, and (iii) offer a low cost alternative for patients and payors.

Physician Services Operations

On July 16, 2014, we acquired Sheridan Healthcare (“Sheridan”). With the completion of this acquisition, we believe we are a leading national provider of multi-specialty outsourced physician services to hospitals, ASCs and other healthcare facilities. We deliver physician services, primarily in the areas of anesthesiology, children’s services, radiology and emergency medicine services, to more than 300 healthcare facilities, and believe we are a leading provider of physician services in each of those specialties. We employ more than 2,600 physicians and other healthcare professionals who apply a care-centric approach to medical care and have physician practices in 25 states with a significant presence in Florida, New Jersey, Texas and California. We believe our scale and ability to leverage administrative and support infrastructure enable us to effectively recruit and retain physicians, provide services at lower costs and generate attractive profit margins.

Our physicians usually lead the daily operations of their specialty departments and integrate themselves into the clinical leadership at our client’s facilities. This integration allows us to collaborate with hospitals, ASCs and other healthcare facilities to improve their operations. We believe our national scale and footprint enable us to provide better coordination of care, better physician coverage, stronger recruiting services, more professional and experienced management and improved patient throughput and outcomes as compared to smaller independent physician groups or directly affiliated facility practices with which we compete.

Our principal executive offices are located at 20 Burton Hills Boulevard, Nashville, Tennessee 37215, and our telephone number is (615) 665-1283. AmSurg Corp. is a Tennessee corporation.

FORWARD-LOOKING STATEMENTS

All statements included or incorporated by reference in this prospectus, other than statements of historical fact, that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future are forward-looking statements (as the term is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act). Forward-looking statements typically use words such as “believe,” “anticipate,” “should,” “intend,” “plan,” “will,” “expect,” “estimate,” “may” and similar expressions. These are based on assumptions and assessments made by our management in light of experience and perception of historical trends, current conditions, expected future developments and other factors that they believe to be appropriate. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, those described in our Current Report on Form 8-K filed with SEC on June 23, 2014, which is expressly incorporated by reference into this prospectus, and elsewhere in documents we have filed with the SEC, as well as other factors that our management has not yet identified. Forward-looking statements are not guarantees of future performance and actual results, developments and business decisions may differ from those contemplated by such forward-looking statements and such events could materially and adversely affect our business. Forward-looking statements speak only as of the date made. Except as required by applicable law, we undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

RISK FACTORS

Investing in our common stock involves risks. Potential investors are urged to read and consider the risk factors below and other disclosures relating to an investment in our common stock described in our Current Report on Form 8-K filed with the SEC on June 23, 2014, as updated by annual, quarterly and other reports and documents we file with the SEC after the date of this prospectus and that are incorporated by reference herein. Before making an investment decision, you should carefully consider those risks as well as other information we include or incorporate by reference in this prospectus and any prospectus supplement. If any of the events or developments described actually occurred, our business, financial condition or results of operations would likely suffer. The risks and uncertainties we have described are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also affect our business operations.

Sales of a substantial number of shares of our common stock in the public market by our existing shareholders could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market or the perception that these sales might occur, including those associated with the registration rights of the selling shareholders included herein, could depress the market price of our common stock and could impair our ability to raise adequate capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our common stock.

You likely will not receive dividends on the shares of our common stock.

Holders of our common stock are only entitled to receive such dividends as our board of directors may declare out of funds legally available for such payments. We have never declared or paid a dividend on our common stock and have no plans to pay cash dividends on our common stock in the foreseeable future, and both our senior credit facilities and the indentures governing our outstanding notes due 2020 and outstanding notes due 2022 and any other debt securities we may issue, restrict or may restrict, as the case may be, our ability to pay dividends.

There may be future sales or other dilution of our equity, including our Series A-1 Preferred Stock, which may adversely affect the market price of the shares of our common stock and/or dilute the value of shares of our common stock.

We are not restricted from issuing, and shareholder approval is not required in order to issue, additional shares of common stock, including our Series A-1 Preferred Stock and other securities that are convertible into or exchangeable for, or that represent the right to receive, shares of common stock, except any shareholder approval required by Nasdaq. Sales of a substantial number of shares of our common stock or other equity-related securities in the public market could depress the market price of shares of our common stock. We cannot predict the effect that future sales of our common stock or other equity-related securities would have on the market price of shares of our common stock. The market price of our common stock may be adversely affected if we issue additional shares of our common stock.

Provisions in our Charter and bylaws and provisions of Tennessee law may prevent or delay an acquisition of our company, which could decrease the trading price of our common stock.

Our Charter, bylaws and Tennessee law contain provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive and to encourage prospective acquirers to negotiate with our board of directors rather than to attempt a hostile takeover. These provisions include, among others:

•	the board of directors is divided into three classes with staggered terms;

•	the board of directors fixes the number of members on the board;

•	rules regarding how shareholders may present proposals or nominate directors for election at shareholder meetings;

•	the right of our board of directors to issue preferred stock without shareholder approval;

•	supermajority vote requirements for certain amendments to our Charter;

•	anti-takeover provisions of Tennessee law which may prevent us from engaging in a business combination with an interested shareholder, or which may deter third parties from acquiring our common stock above certain thresholds; and

•	limitations on the right of shareholders to remove directors.

These provisions may deter an acquisition of us that might otherwise be attractive to shareholders.

In addition to our Series A-1 Preferred Stock, we may in the future issue debt and equity securities or securities convertible into equity securities, any of which may be senior to our common stock as to distributions and liquidation.

In the future, we may issue additional debt or equity securities or securities convertible into or exchangeable for equity securities, or we may enter into debt-like financing that is unsecured or secured by any or all of our properties. Such securities may be senior to our common stock with respect to distributions. In addition, in the event of our liquidation, our lenders and holders of our debt and preferred securities would receive distributions of our available assets before distributions to the holders of our common stock.

USE OF PROCEEDS

The selling shareholders will receive all of the net proceeds from the sale of shares of our common stock offered by them pursuant to this prospectus. We will not receive any proceeds from the sale of these shares of our common stock. The selling shareholders will bear any underwriting commissions and discounts attributable to their sale of our common stock, transfer taxes incurred by them in disposing of the common stock, as well as half of the fees and expenses of their counsel, and we will bear the remaining expenses.

DESCRIPTION OF CAPITAL STOCK

Authorized Capital Stock

Under our Second Amended and Restated Charter, as amended, or Charter, we are authorized to issue 70,000,000 shares of common stock, no par value, and 5,000,000 shares of preferred stock, no par value. As of October 22, 2014, 48,122,733 shares of our common stock were issued and outstanding, and 1,725,000 shares of our Mandatory Convertible Preferred Stock, Series A-1 (the “Series A-1 Preferred Stock”) were issued and outstanding.

The following summary of certain terms of our capital stock describes briefly the material provisions of our Charter and bylaws, and applicable provisions of Tennessee corporate law.

Common Stock. The holders of our common stock are entitled to one vote per share on all matters to be submitted to a vote of the shareholders and are not entitled to cumulative voting in the election of directors. Subject to the prior dividend rights of our Series A-1 Preferred Stock, as described below, and prior dividend rights and sinking fund or redemption or purchase rights which may be applicable to any other outstanding series of preferred stock that AmSurg may designate and issue in the future, the holders of our common stock are entitled to share ratably in such dividends, if any, as may be declared from time to time by the board of directors in its discretion out of funds legally available therefor. The holders of our common stock are entitled to share ratably in any assets remaining after satisfaction of all prior claims upon liquidation of AmSurg. The Charter does not give holders of our common stock any preemptive or other subscription rights, and our common stock is not redeemable at the option of the holders, does not have any conversion rights, and is not subject to call. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of our Series A-1 Preferred Stock and any other series of preferred stock that AmSurg may designate and issue in the future.

Dividend Policy.    We have never declared a cash dividend on shares of our common stock and do not currently intend to declare or pay a cash dividend on shares of our common stock. In addition, any payment of cash dividends in the future will depend on AmSurg’s earnings, financial condition, capital needs and other factors deemed relevant by the board of directors, including corporate law restrictions on the availability of capital for the payment of dividends, the rights of holders of our Series A-1 Preferred Stock and any other series of preferred stock that may hereafter be issued and the limitations, if any, on the payment of dividends under any documents relating to equity investments, then-existing credit facilities or other indebtedness. It is the current intention of the board of directors to retain earnings, if any, in order to finance the operations and expansion of our business.

Preferred Stock.    AmSurg is authorized to issue 5,000,000 shares of undesignated preferred stock, no par value, 1,725,000 shares of which have been designated and issued as our Series A-1 Preferred Stock. The authorized preferred stock may be issued from time to time in one or more designated series or classes. Subject to the provisions of the Charter and limitations prescribed by law, the board of directors, without further action or vote by the shareholders, is authorized to establish the voting, dividend, redemption, conversion, liquidation, and other relevant provisions in a particular series or class. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of common stock and, under certain circumstances, make it more difficult for a third party to acquire, or discourage a third party from acquiring, a majority of the outstanding voting stock of AmSurg.

Series A-1 Preferred Stock.    Subject to the rights of holders of any class or series of our capital stock ranking senior to our Series A-1 Preferred Stock with respect to dividends, holders of shares of our Series A-1 Preferred Stock are entitled to receive, when, as and if declared by our board of directors or an authorized committee of our board of directors and to the extent lawful, cumulative dividends at an annual rate of 5.250% of the initial liquidation preference of $100 per share of Series A-1 Preferred Stock (equivalent to $5.25 per year per share).

In the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, each holder of shares of our Series A-1 Preferred Stock will be entitled to receive out of our assets available for distribution to our shareholders, subject to rights of our creditors, before any payment or distribution is made to holders of junior stock (including our common stock), payment in full of the amount of $100 per share of our Series A-1 Preferred Stock, plus an amount equal to any accrued and unpaid dividends, whether or not declared, on such shares to (but not including) the date fixed for liquidation, dissolution or winding up.

The Series A-1 Preferred Stock is not redeemable. The holders of our Series A-1 Preferred Stock do not have voting rights, except with respect to certain fundamental changes in the terms of our Series A-1 Preferred Stock, in the case of certain dividend arrearages and except as specifically required under Tennessee law.

Each outstanding share of our Series A-1 Preferred Stock will automatically convert on July 1, 2017 (the “Mandatory Conversion Date”) into a number of shares of our common stock equal to the conversion rate that will be not more than 2.2222 shares of our common stock and not less than 1.8141 shares of our common stock (depending upon the market value of our common stock at the time of such conversion). At any time prior to the Mandatory Conversion Date, other than during certain fundamental changes, a holder of shares of our Series A-1 Preferred Stock may elect to convert such holder’s shares of Series A-1 Preferred Stock, in whole or in part, into shares of our common stock, at the minimum conversion rate of 1.8141 shares of our common stock per share of our Series A-1 Preferred Stock, subject to certain adjustments.

Transfer Agent and Registrar

Computershare Trust Company N.A. is the transfer agent and registrar for our common stock and our Series A-1 Preferred Stock.

Certain Provisions of Our Charter, Bylaws, and Tennessee Law

General.    The provisions of our Charter, bylaws, and Tennessee statutory law described in this section may delay or make more difficult acquisitions or changes of control of AmSurg that are not approved by our board of directors.

Classified Board Of Directors.    Our bylaws provide that the number of directors shall be no fewer than three or more than 11, with the exact number to be established by our board of directors and subject to change from time to time as determined by the board of directors. The Charter provides for the classification of the board of directors. Under the terms of our Charter, the members of our board of directors are divided into three classes, serving staggered three-year terms. As a result, one-third of our board of directors will be elected each year. This provision could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of the board of directors until the second annual shareholders’ meeting following the date the acquiror obtains the controlling stock interest. This provision may have the effect of discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of AmSurg, and could also increase the likelihood that incumbent directors will retain their positions.

Our Charter provides that directors may be removed only for “cause” and only by the affirmative vote of the holders of a majority of the voting power of all the shares of our capital stock then entitled to vote in the election of directors, voting together as a single class, unless the vote of a special voting group is otherwise required by law. “Cause” is defined in the Charter as: (i) a felony conviction of a director or the failure of a director to contest prosecution for a felony; (ii) conviction of a crime involving moral turpitude; or (iii) willful and continued misconduct or gross negligence by a director in the performance of his or her duties as a director. The Charter also provides that in order to call a special meeting of shareholders, written demands of the holders of at least 15% of the voting power of each class of the common stock must be received. These provisions, in conjunction with the provision of the bylaws authorizing the board of directors to fill vacant directorships, may prevent shareholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

Advance Notice for Shareholder Proposals or Making Nominations at Meetings.    Our bylaws establish an advance notice procedure for shareholder proposals to be brought before a meeting of our shareholders and for nominations by shareholders of candidates for election as directors at an annual meeting or a special meeting at which directors are to be elected. Subject to any other applicable requirements, only such business may be conducted at a meeting of shareholders as has been brought before the meeting by, or at the direction of, the board of directors, or by a shareholder who has given to our Secretary timely written notice in proper form, of the shareholder’s intention to bring that business before the meeting. The presiding officer at such meeting has the authority to make such determinations. Only persons who are selected and recommended by our board of directors, or the committee of the board of directors designated to make nominations, or who are nominated by a shareholder who has given timely written notice, in proper form, to the Secretary prior to a meeting at which directors are to be elected will be eligible for election as directors.

To be timely, notice of nominations or other business to be brought before any meeting must be received by the Secretary not later than 120 days in advance of the mailing date of our proxy statement for the previous year’s annual meeting or, in the case of special meetings, at the close of business on the tenth day following the date on which notice of such meeting is first given to shareholders.

The notice of any shareholder proposal or nomination for election as director must set forth various information required under the bylaws. The person submitting the notice of nomination and any person acting in concert with such person must provide, among other things, the name and address under which they appear on our books (if they so appear) and the class and number of shares of our capital stock that are beneficially owned by them.

Amendment of the Bylaws and Charter.    Except with respect to amendments to our bylaws or Charter relating to the classified structure of our board of directors which are required to be approved by the affirmative vote of two-thirds of the voting power of the shares entitled to vote in the election of directors, our bylaws provide that a majority of the members of our board of directors who are present at any regular or special meeting or the holders of a majority of the voting power of all shares of our capital stock represented at a regular or special meeting have the power to amend, alter, change, repeal, or restate the bylaws.

Tennessee Law.    The Tennessee Business Combination Act, or the Combination Act, provides, among other things, that any corporation to which the Combination Act applies, including AmSurg, shall not engage in any “business combination” with an “interested shareholder” for a period of five years following the date that such shareholder became an interested shareholder unless prior to such date the board of directors of the corporation approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder.

The Combination Act defines “business combination,” generally, to mean any: (i) merger or consolidation; (ii) share exchange; (iii) sale, lease, exchange, mortgage, pledge, or other transfer (in one transaction or a series of transactions) of assets representing 10% or more of (A) the market value of consolidated assets, (B) the market value of the corporation’s outstanding shares or (C) the corporation’s consolidated net income; (iv) issuance or transfer of shares from the corporation to the interested shareholder; (v) plan of liquidation; (vi) transaction in which the interested shareholder’s proportionate share of the outstanding shares of any class of securities is increased; or (vii) financing arrangements pursuant to which the interested shareholder, directly or indirectly, receives a benefit except proportionately as a shareholder.

The Combination Act defines “interested shareholder,” generally, as any person who is the beneficial owner, either directly or indirectly, of 10% or more of any class or series of the outstanding voting stock, or any affiliate or associate of the corporation who has been the beneficial owner, either directly or indirectly, of 10% or more of the voting power of any class or series of the corporation’s stock at any time within the five-year period preceding the date in question. Consummation of a business combination that is subject to the five-year moratorium is permitted after such period if the transaction (i) complies with all applicable Charter and bylaw requirements and applicable Tennessee law and (ii) is approved by at least two-thirds of the outstanding voting stock not beneficially owned by the interested shareholder, or when the transaction meets certain fair price criteria. The fair price criteria include, among others, the requirement that the per share consideration received in any such business combination by each of the shareholders is equal to the highest of (i) the highest per share price paid by the interested shareholder during the preceding five-year period for shares of the same class or series plus interest thereon from such date at a treasury bill rate less the aggregate amount of any cash dividends paid and the market value of any dividends paid other than in cash since such earliest date, up to the amount of such interest, (ii) the highest preferential amount, if any, such class or series is entitled to receive on liquidation, or (iii) the market value of the shares on either the date the business combination is announced or the date when the interested shareholder reaches the 10% threshold, whichever is higher, plus interest thereon less dividends as noted above.

The Tennessee Control Share Acquisition Act prohibits certain shareholders from exercising in excess of 20% of the voting power in a corporation acquired in a “control share acquisition,” as defined in the Tennessee Control Share Acquisition Act, unless such voting rights have been previously approved by the disinterested shareholders of the corporation. AmSurg has not elected to make the Tennessee Control Share Acquisition Act applicable to it. No assurance can be given that such election, which must be expressed in a Charter or bylaw amendment, will or will not be made in the future.

The Tennessee Greenmail Act prohibits AmSurg from purchasing or agreeing to purchase any of its securities, at a price in excess of fair market value, from a holder of 3% or more of any class of such securities who has beneficially owned such securities for less than two years, unless such purchase has been approved by the affirmative vote of a majority of the outstanding shares of each class of our voting stock or we make an offer of at least equal value per share to all holders of shares of such class. The effect of the Greenmail Act may be to render more difficult a change of control of AmSurg.

The Tennessee Investor Protection Act provides that unless our board of directors has recommended a takeover offer to shareholders, no offeror beneficially owning 5% or more of any class of equity securities of AmSurg, any of which was purchased within the preceding year, may make a takeover offer for any class of equity security of AmSurg if after completion the offeror would be a beneficial owner of more than 10% of any class of outstanding equity securities of AmSurg unless the offeror, before making such purchase: (i) makes a public announcement of his or her intention with respect to changing or influencing the management or control of AmSurg; (ii) makes a full, fair and effective disclosure of such intention to the person from whom he or she intends to acquire such securities; and (iii) files with the Tennessee Commissioner of Commerce and Insurance, or Commissioner, and AmSurg a statement signifying such intentions and containing such additional information as may be prescribed by the Commissioner. The effect of the Tennessee Investor Protection Act may be to render more difficult a change of control of AmSurg.

BUSINESS

Our Company

We acquire, develop and operate ambulatory surgery centers (“ASCs” or “surgery centers”) in partnership with physician practice groups throughout the U.S. and provide outsourced physician services in multiple specialties to hospitals, ambulatory surgery centers and other healthcare facilities, primarily in the areas of anesthesiology, children’s services, emergency medicine and radiology. We are the largest owner and operator of ASCs in the United States based upon total number of facilities. At June 30, 2014, we operated 243 ASCs in 34 states and the District of Columbia in partnership with approximately 2,100 physicians, and provided physician services to more than 300 healthcare facilities in 25 states, employing more than 2,600 physicians and other healthcare professionals.

On July 16, 2014, we completed the acquisition of Sheridan, a privately-owned leading national provider of multi-specialty outsourced physician services to hospitals, ASCs and other healthcare facilities. At closing, we paid approximately $2.1 billion in cash and issued approximately 5.7 million shares of our common stock to the former owners of Sheridan. Following the acquisition of Sheridan, we believe we are now a leading, physician-centric surgical center and physician outsourcing company with a diversified, complementary business mix and a significantly enhanced growth profile. By combining two market leaders, we believe the transaction created a company well-positioned to address the challenges facing physicians, health systems, payors and communities. We believe our scale and ability to leverage administrative and support infrastructure enable us to effectively recruit and retain physicians, provide services at lower costs and generate attractive profit margins. We operate in over 120 markets across 38 states and the District of Columbia with over 540 sites of service.

Surgery Center Operations

Our company was formed in 1992 for the purpose of acquiring, developing and operating ASCs in partnership with physicians. Our surgery centers are typically located adjacent to or in close proximity to the medical practices of our partner physicians. We generally own a majority interest, primarily 51%, in the facilities we operate. We also own a minority interest in certain facilities in partnerships with leading health systems and physicians and intend to continue to pursue such partnerships. Our surgery centers primarily provide non-elective, high volume, lower-risk surgical procedures across multiple specialties, including, among others, gastroenterology, ophthalmology, and orthopaedics. Our ASCs are designed with a cost structure that creates significant savings for patients and payors when compared to surgical services performed in hospital outpatient departments, or HOPDs.

We acquire, develop and operate ASCs through the formation of partnerships with physicians and health systems to serve the communities in our markets. Since physicians are critical to the delivery of healthcare, we have developed our operating model to encourage physicians to affiliate with our ASCs. We believe we attract physicians because our facilities adopt staffing, scheduling and clinical systems and protocols with the goal of increasing physician efficiency and engagement. We believe that our focus on physician satisfaction combined with providing safe, high-quality healthcare in a friendly and convenient environment for patients will continue to make our ASCs an attractive alternative to HOPDs for physicians, patients and payors.

We focus on providing high-quality surgery centers that meet the needs of patients, physicians and payors. We believe our facilities (1) enhance the quality of care for our patients, (2) provide significant administrative, clinical and efficiency benefits to physicians, and (3) offer a low cost alternative for patients and payors. We believe these attributes combined with our long history of successfully identifying, executing and integrating center acquisitions have largely led to our consistent track record of strong growth.

For the year ended December 31, 2013, approximately 1.6 million surgical procedures were performed in our ASCs generating approximately $1.08 billion in total revenues. For the six months ended June 30, 2014, approximately 800,000 surgical procedures were performed in our ASCs generating approximately $544.2 million in total revenues.

The size of our typical single-specialty ASC is approximately 3,000 to 6,000 square feet. The size of our typical multi-specialty ASC is approximately 8,000 to 12,000 square feet. Each center typically has two to three operating or procedure rooms with areas for reception, preparation, recovery and administration. Each surgery center is specifically tailored to meet the needs of its physician partners. Our surgery centers perform an average of approximately 6,800 procedures per year, though there is a wide range among centers from a low of approximately 1,000 procedures per year to a high of 32,000 procedures per year. The cost of developing a typical surgery center is approximately $3.5 million. Constructing, equipping and licensing a surgery center generally takes 12 to 15 months. As of June 30, 2014, 151 of our centers performed gastrointestinal endoscopy procedures, 48 centers were multi-specialty centers, 37 centers performed ophthalmology surgery procedures and seven centers performed orthopaedic procedures. The procedures performed at our centers generally do not require an extended recovery period. Our centers are staffed with approximately 10 to 15 clinical professionals and administrative personnel, including nurses and surgical technicians, some of whom may be leased on a full or part-time basis from entities affiliated with our physician partners. The types of procedures performed at each center depend on the specialty of the practicing physicians. The procedures most commonly performed at our surgery centers are:

•	gastroenterology—colonoscopy and other endoscopy procedures;

•	ophthalmology—cataracts and retinal laser surgery; and

•	orthopaedic—knee and shoulder arthroscopy and carpal tunnel repair.

We market our surgery centers directly to patients, referring physicians and third-party payors, including health maintenance organizations (“HMOs”), preferred provider organizations (“PPOs”), other managed care organizations, and employers. Marketing activities conducted by our management and center administrators emphasize the high quality of care, cost advantages and convenience of our surgery centers and are focused on making each center an approved provider under local managed care plans.

Accreditation

Managed care organizations in certain markets will only contract with a facility that is accredited by either the Accreditation Association for Ambulatory Health Care (“AAAHC”) or The Joint Commission. We generally seek accreditation for all of our ASCs. Currently, 242 of our 243 surgery centers are accredited by AAAHC or The Joint Commission, and one of our surgery centers is scheduled for initial accreditation surveys during 2014 or 2015. All of the accredited centers received three-year certifications.

Surgery Center Locations

At June 30, 2014, we operated 243 ASCs in 34 states and the District of Columbia. Our limited partnerships and limited liability companies lease the real property on which our surgery centers operate, either from entities affiliated with our physician partners or from unaffiliated parties.

Revenues

Our revenues from our ASCs are derived from facility fees charged for surgical procedures performed and, at certain of our surgery centers (primarily centers that perform gastrointestinal endoscopy procedures), charges for anesthesia services provided by medical professionals employed or contracted by our centers. These fees vary depending on the procedure, but usually include all charges for operating room usage, special equipment usage, supplies, recovery room usage, nursing staff and medications. Facility fees do not include professional fees charged by the physicians that perform the surgical procedures. Revenues are recorded at the time of the patient encounter and billings for such procedures are made on or about that same date. At the majority of our centers, it is our policy to collect patient co-payments and deductibles at the time the surgery is performed. Our revenues are recorded net of estimated contractual adjustments from third-party medical service payors. Our billing and accounting systems provide us historical trends of the surgery centers’ cash collections and contractual write-offs, accounts receivable agings and established fee adjustments from third-party payors. These estimates are recorded and monitored monthly for each of our surgery centers as revenues are recognized. Our ability to accurately estimate contractual adjustments is dependent upon and supported by the fact that our surgery centers perform and bill for limited types of procedures, the range of reimbursement for those procedures within each surgery center specialty is very narrow and payments are typically received within 15 to 45 days of billing. Except in certain limited instances, these estimates are not, however, established from billing system generated contractual adjustments based on fee schedules for the patient’s insurance plan for each patient encounter.

ASCs depend upon third-party reimbursement programs, including governmental and private insurance programs, to pay for substantially all of the services rendered to patients. We derived approximately 25% of our revenues for each of six months ended June 30, 2014 and 2013, respectively, and 25%, 27% and 29% of our revenues in the years ended December 31, 2013, 2012 and 2011, respectively, from governmental healthcare programs, primarily Medicare and managed Medicare programs, and the remainder from a wide mix of commercial payors and patient co-pays and deductibles. The Medicare program currently pays ASCs in accordance with predetermined fee schedules. Our surgery centers are not required to file cost reports and, accordingly, we have no unsettled amounts from governmental third-party payors.

ASCs are paid under the Medicare program based upon a percentage of the payments to HOPDs pursuant to the hospital outpatient prospective patient system and reimbursement rates for ASCs are updated annually based on changes in the consumer price index, or CPI. Effective for federal fiscal year, or FFY, 2011 and subsequent years, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or the Health Reform Law, provides for the annual CPI increases applicable to ASCs to be reduced by a productivity adjustment, which is based on historical nationwide productivity gains. In 2012, reimbursement rates increased by 1.6%, which positively impacted our 2012 revenues by approximately $5.0 million and our net earnings per diluted share by $0.05. In 2013, reimbursement rates increased by 0.6%, which positively impacted our 2013 revenues by approximately $2.5 million and our net earnings per diluted share by $0.02. In 2014, reimbursement rates increased by 1.2%, which we estimate will positively impact our 2014 revenues by approximately $6.0 million, net of the continued effects of sequestration, as discussed below. There can be no assurance that Centers for Medicare & Medicaid Services (“CMS”) will not revise the ASC payment system or that any annual CPI increases will be material. We estimate that preliminary ASC reimbursement rates for 2015 recently announced by CMS, which are subject to final approval in November 2014, would positively impact our 2015 revenue by approximately $7.0 million.

The Budget Control Act of 2011, or BCA, requires automatic spending reductions of $1.2 trillion for FFYs 2013 through 2021, minus any deficit reductions enacted by Congress and debt service costs. The percentage reduction for Medicare may not be more than 2% for a FFY, with a uniform percentage reduction across all Medicare programs. These BCA-mandated spending cuts are commonly referred to as “sequestration.” Sequestration began on March 1, 2013, and CMS imposed a 2% reduction on Medicare claims as of April 1, 2013. These reductions have been extended through FFY 2024. We cannot predict with certainty what other deficit reduction initiatives may be proposed by Congress, whether Congress will attempt to restructure or suspend sequestration or the impact sequestration may have on our centers. Based on current volumes, we estimate that the imposed spending reductions will have a negative impact on 2014 revenues of approximately $1.5 million, which occurred in the first quarter of 2014.

The Health Reform Law represents significant change across the healthcare industry. The Health Reform Law contains a number of provisions designed to reduce Medicare program spending, including the annual productivity adjustment discussed above that reduces payment updates to ASCs. However, the Health Reform Law also expands coverage of previously uninsured individuals through a combination of public program expansion and private sector health insurance reforms. For example, the Health Reform Law has expanded eligibility under existing Medicaid programs in states that have not opted out of the expansion, created financial penalties on certain individuals who fail to carry insurance coverage, established affordability credits for those not enrolled in an employer-sponsored health plan, resulted in the establishment of, or participation in, a health insurance exchange for each state and allowed states to create federally funded, non-Medicaid plans for low-income residents not eligible for Medicaid. The Health Reform Law also required a number of private health insurance market reforms, including a ban on lifetime limits and pre-existing condition exclusions, new benefit mandates, and increased dependent coverage.

Many health plans are required to cover, without cost-sharing, certain preventive services designated by the U.S. Preventive Services Task Force, including screening colonoscopies. Medicare now covers these preventive services without cost-sharing, and states that provide Medicaid coverage of these preventive services without cost-sharing receive a one percentage point increase in their federal medical assistance percentage for these services.

Health insurance market reforms that expand insurance coverage may result in an increased volume for certain procedures at our centers. However, certain of the provisions of the Health Reform Law are not currently effective, and the provisions may be amended, repealed or delayed or their impact could be offset by reductions in reimbursement under the Medicare program. It is unclear what the resulting impact of the Health Reform Law will be on the number of uninsured individuals or what the payment terms will be for individuals covered by the Medicaid expansion or who purchase coverage through health insurance exchanges. Further, the employer mandate, which requires firms with 50 or more full-time employees to offer health insurance or pay fines, has been delayed until January 1, 2015 and will not be fully implemented until January 1, 2016. The federal online insurance marketplace and certain state exchanges experienced significant technical issues that negatively impacted the ability of individuals to purchase health insurance. These technical issues are being addressed, but additional implementation issues could lead to further delays of the individual mandate tax penalties, delays in individuals obtaining health insurance and a reduction in the number of individuals choosing to purchase health insurance rather than paying the individual mandate tax penalties.

In addition, the Health Reform Law established a Medicare Shared Savings Program, which created Accountable Care Organizations, or ACOs, to allow groups of providers, hospitals and suppliers to come together voluntarily to provide coordinated high quality care to Medicare patients. Under the Health Reform Law, CMS may contract directly with ACOs. The formation of ACOs or other coordinated care models could negatively impact our centers and the medical practices of our physician partners.

Because of the many variables involved, including the law’s complexity, lack of implementing definitive regulations or interpretive guidance, gradual or partially delayed implementation, amendments, repeal, or further implementation delays, we are unable to predict the net effect of the reductions in Medicare spending, the expected increases in revenues from increased procedure volumes, and numerous other provisions in the law that may affect us. We are further unable to foresee how individuals and employers will respond to the choices afforded them by the Health Reform Law. Thus, we cannot predict the full impact of the Health Reform Law on us at this time.

CMS is increasing its administrative audit efforts through the nationwide expansion of the recovery audit contractor, or RAC, program. RACs are private contractors that have historically conducted post-payment reviews of providers and suppliers that bill Medicare to detect and correct improper payments for services. CMS has also established the Recovery Audit Prepayment Review, or RAPR, demonstration that allows RACs to perform pre-payment reviews on certain types of claims that historically result in high rates of improper payments, beginning with claims for certain hospital services, but potentially including other facility types in the future. The RAPR demonstration began in 2012 and runs for a three year period. The U.S. Department of Health and Human Services (“HHS”), has suspended the assignment of new Medicare appeals to Administrative Law Judges for at least two years beginning July 16, 2013, so that HHS may work through a backlog of appeals. Thus, we will experience a significant delay in appealing any RAC payment denials that occur during the suspension period. The Health Reform Law expands the RAC program’s scope to include Medicaid claims. In addition to RACs, other contractors, such as Medicaid Integrity Contractors, perform payment audits to identify and correct improper payments. We could incur costs associated with appealing any alleged overpayments and be required to repay any alleged overpayments identified by these or other administrative audits.

We expect value-based purchasing programs, including programs that condition reimbursement on patient outcome measures, to become more common and to involve a higher percentage of reimbursement amounts. CMS has promulgated three national coverage determinations that prevent Medicare from paying for certain serious, preventable medical errors performed in any healthcare facility, such as surgery performed on the wrong patient or the wrong site. Several commercial payors also do not reimburse providers for certain preventable adverse events. CMS established a quality reporting program for ASCs under which ASCs that fail to report on certain required quality measures will receive a 2% reduction in reimbursement for calendar year 2014. We have implemented programs and procedures at each of our centers to comply with the quality reporting program prescribed by CMS. Further, as required by the Health Reform Law, HHS reported to Congress on its plan for implementing a value-based purchasing program for ASCs that would tie Medicare payments to quality and efficiency measures. As required by the Health Reform Law, HHS studied whether to expand to ASCs its current policy of not paying additional amounts for care provided to treat conditions acquired during an inpatient hospital stay and reported to Congress that it may not be feasible to expand the policy in its current form, but that further exploration of other payment policies aimed at this same goal should be undertaken.

In addition to payment from governmental programs, ASCs derive a significant portion of their revenues from private healthcare insurance plans. These plans include both standard indemnity insurance programs as well as managed care programs, such as preferred provider organizations and health maintenance organizations. The strengthening of managed care systems nationally has resulted in substantial competition among providers of surgery center services that contract with these systems. Further, most of the plans offered through the health insurance exchanges provide for narrow networks that restrict the number of participating providers or tiered networks that impose significantly higher cost sharing obligations on patients who obtain services from providers in a disfavored tier. Exclusion from participation in a managed care network or assignment to a disfavored tier could result in material reductions in patient volume and revenues. Some of our competitors have greater financial resources and market penetration than we do. We believe that all payors, both governmental and private, will continue their efforts over the next several years to reduce healthcare costs and that their efforts will generally result in a less stable market for healthcare services. While no assurances can be given concerning the ultimate success of our efforts to contract with healthcare payors, we believe that our position as a low-cost alternative for certain surgical procedures should enable our centers to compete effectively in the evolving healthcare marketplace.

Competition

We encounter competition in our ASC business in three separate areas: competition with other providers for physicians to utilize our centers, patients and managed care contracts; competition with other companies for acquisitions; and competition for joint venture development of new centers.

Competition for Physicians to Utilize Our Centers, Patients and Managed Care Contracts.    We compete with hospitals and other surgery centers in recruiting physicians to utilize our surgery centers, for patients and for the opportunity to contract with payors. In some of the markets in which we operate, there are shortages of physicians in certain specialties, including gastroenterology. In several of the markets in which we operate, hospitals are recruiting physicians or groups of physicians to become employed by the hospitals, including primary care physicians and physicians in certain specialties, including gastroenterology. In many cases the hospitals have restricted those physicians’ ability to refer patients to physicians and facilities not affiliated with the hospital. In addition, physicians, hospitals, payors and other providers may form integrated delivery systems that restrict the physicians who may treat certain patients or the facilities at which patients may be treated, and payors may utilize plan structures, such as narrow networks and tiered networks, that further restrict patient facility choice. Competition with hospitals and other surgery centers may limit our ability to contract with payors or negotiate favorable payment rates.

Competition for Acquisitions.    There are several public and private companies that compete with us for the acquisition of existing ASCs and companies that own and manage ASCs. We may also compete with local hospitals in certain transactions. Some of these competitors may have greater resources than we have. The principal competitive factors that affect our and our competitors’ ability to complete acquisitions are price, experience and reputation, and access to capital.

Competition for Joint Venture Development of Centers.    We believe that we do not have a direct corporate competitor in the development of single-specialty ASCs across the specialties of gastroenterology and ophthalmology. There are, however, several publicly and privately held companies that develop multi-specialty surgery centers, and these companies may compete with us in the development of multi-specialty centers. Further, many physicians develop surgery centers without a corporate partner, utilizing consultants who typically perform these services for a fee and who take a small equity interest or no equity interest in the ongoing operations of the center.

Physician Services Operations

We acquired Sheridan on July 16, 2014. Sheridan is a leading national provider of multi-specialty outsourced physician services to hospitals, ASCs and other healthcare facilities. Sheridan delivers physician services, primarily in the areas of anesthesiology, children’s services, radiology and emergency medicine services, to more than 300 healthcare facilities. Since 1962, Sheridan has grown both organically and through acquisitions, and today it employs more than 2,600 physicians and other healthcare professionals who apply a care-centric approach to medical care. Sheridan is a national organization with practices in 25 states with a significant presence in Florida, New Jersey, Texas and California. We believe its scale and ability to leverage administrative and support infrastructure enable Sheridan to effectively recruit and retain physicians and provide services at lower costs.

Sheridan’s primary specialties include:

•	Anesthesiology. Sheridan is one of the two largest and most experienced providers of outsourced anesthesia services in the United States. In 2013, approximately 1,500 Sheridan anesthesia professionals serviced approximately 840,000 anesthetics cases at approximately 170 healthcare facilities.

•	Children’s Services. We believe Sheridan is the second largest provider of children’s services in the United States, including neonatology, pediatric hospitalist, pediatric intensivist and pediatric emergency medicine services, and currently provides approximately 60 children’s services programs nationally with more than 190,000 patient days annually.

•	Radiology. Sheridan is a leading provider of radiology services in the United States, consisting primarily of facility-based services, augmented by tele-radiology services. In 2013, Sheridan’s radiologists serviced more than 2,000,000 studies.

•	Emergency Medicine Services. Sheridan is a leading national provider of emergency medicine services to hospitals. With an annual visit volume of approximately 500,000 patients, Sheridan provides high-quality care that is also cost-effective, supporting its clients’ facilities as well as their communities.

Sheridan is dedicated to achieving the best outcomes for its patients, and has been able to successfully and profitably grow its business by delivering strong and consistent value to its two key constituents:

Clients, Including Hospitals, ASCs and Other Healthcare Facilities.    Sheridan’s physicians usually lead the daily operations of their specialty departments and integrate themselves into the clinical leadership at its clients’ facilities. This integration allows Sheridan to collaborate with hospitals, ASCs and other healthcare facilities to improve their operations. We believe Sheridan’s national scale and footprint enable it to provide better coordination of care, better physician coverage, stronger recruiting services, more professional and experienced management and improved patient throughput and outcomes as compared to smaller independent physician groups or directly affiliated facility practices with which it competes. Since 2011, Sheridan has experienced, on average, a greater than 95% annual retention rate, based on revenue, across its healthcare facilities it services and has grown to service more than 300 healthcare facilities.

Physicians and Other Healthcare Professionals.    Sheridan employs more than 2,600 healthcare professionals nationwide, including approximately 1,200 physicians. Sheridan provides clinical resources and handles administrative support functions for its healthcare professionals, allowing them to focus on providing quality medical care. Sheridan employs approximately 1,100 non-clinical support staff to manage these administrative functions, including client and payor contracting, billing and reimbursement, employee benefits, technology support, regulatory compliance, professional liability and other administrative activities associated with supporting a modern-day physician group practice. Sheridan’s healthcare professionals receive competitive compensation, job stability and the opportunity for upward career mobility on its physician management teams. We believe that the level of clinical autonomy, attractive compensation and infrastructure support Sheridan provides to its healthcare professionals makes Sheridan a more attractive alternative in comparison to smaller provider groups. Since 2011, Sheridan has maintained, on average, an annual voluntary physician retention rate of greater than 93% and the number of its healthcare professionals has increased from 1,800 to more than 2,600.

Sheridan has been growing both organically through same-contract revenue growth and new contract wins, as well as through acquisitions of complementary medical practice groups, including two acquisitions, one of which closed in November 2013 and the other in February 2014. For the year ended December 31, 2013 and not adjusted for the full year impact of these acquisitions, Sheridan generated $919.2 million in net revenue, 68% of which came from anesthesiology, and $13.7 million of net income.

Outsourced Clinical and Management Services

Sheridan provides a comprehensive range of physician and administrative services principally in anesthesiology, children’s services radiology and emergency medicine. Sheridan fulfills the clinical medical coverage needs of hospitals, ASCs and other healthcare facilities, primarily through exclusive contract agreements under which it is responsible for recruiting, credentialing and employing physicians and other healthcare professionals. For its hospital clients, Sheridan provides hospital-based clinical services on an outsourced 24 hours-a-day, 365 days-a-year basis.

Physician Services

Anesthesiology Services

Sheridan is one of the two largest and most experienced providers of outsourced anesthesia services in the United States, having continuously provided anesthesia services for over 50 years since its inception in 1962. In 2013, Sheridan’s approximately 1,500 anesthesia professionals serviced approximately 840,000 anesthetics cases at approximately 170 facilities. Sheridan’s anesthesia care teams provide anesthesiology services to hospitals, ASCs and other healthcare facilities nationwide. These teams are comprised of board-certified or board-eligible physicians and certified registered nurse anesthetists (“CRNAs”).

Anesthesiology services involve the selection and delivery of drugs in order to induce a state of unconsciousness or numbness, in preparation for medical and surgical procedures, as well as for pain management purposes. Anesthesia services are provided by anesthesiologists, as well as other healthcare professionals, who are typically CRNAs. They are responsible for selecting the correct anesthesia drug and dosage for each patient and, typically, for administering the anesthesia and monitoring the patient.

Children’s Services

We believe Sheridan is the second largest provider of children’s services in the United States and currently provides approximately 60 children’s services programs nationally with more than 190,000 patient days annually. Sheridan principally provides neonatal management services, specializing in acute inpatient care and treatment of infants. Sheridan continues to increasingly expand its provision of children’s services in pediatric hospitalist, pediatric intensivist and pediatric emergency medicine subspecialties. Sheridan’s children’s services teams, led by dedicated on-site medical directors, consist of physicians and advanced registered nurse practioners (“ARNPs”) and they collaborate with community obstetricians, pediatricians, hospital nursing staff and administration. These teams staff the neonatal intensive care units (“NICUs”) at clients’ facilities. Sheridan also provides specialists in pediatric intensivist services in pediatric emergency department settings and pediatric intensivist care units in hospitals. Sheridan also offers a universal newborn hearing screening program called Healthy Hearing.

Neonatologists are pediatricians that have additional training and certifications to care for premature or newborn infants with low birth weight or other potential medical complications. Sheridan’s neonatologists are staffed in NICUs and are responsible for daily rounds, ongoing newborn care, and coverage of all neonatal and pediatric emergencies, including C-sections and deliveries. Sheridan also employs perinatologists that are obstetricians that have additional training and certifications to care for women with high risk or complicated pregnancies and their unborn babies.

Radiology Services

Sheridan is a leading provider of radiology services, including diagnostic, interventional and tele-radiology services, to hospitals, imaging centers and physician group practices in the United States. In 2013, Sheridan’s radiologists serviced more than 2,000,000 diagnoses and interpretations (also known as “studies”). All of its radiologists are fellowship-trained or board-certified, locally licensed physicians based in the United States. Many of its radiologists provide their services at healthcare facilities where they interpret all modalities of radiology images and can consult directly with attending physicians, providing prompt, accurate interpretations. In addition, this promotes the professional development of Sheridan’s radiologists as they interact constantly with the physicians at clients’ facilities.

The practice of radiology involves the interpretation of images of the human body to aid in the diagnosis and treatment of diseases, conditions and injuries. Diagnostic radiologists correlate findings from imaging procedures with clinical information and other medical examinations to make diagnoses or recommend further examinations or treatments in consultation with the patient’s attending physician. Interventional radiology, which is also referred to as vascular and interventional radiology, is a sub-specialty of radiology that utilizes minimally-invasive image guided procedures to diagnose and treat diseases in nearly every organ system in order to minimize risk to the patient. Tele-radiology is the process whereby digital radiologic images are sent from one point to another, which allows hospitals to have 24/7 access to full-time radiology support even when access to full-time radiologists on-site may be limited. Sheridan provides tele-radiology services from remote reading facilities staffed by radiologists from its affiliated practice groups to improve the productivity of its radiologists and expand access to 24/7 studies and increase availability of sub-specialty consultations.

Emergency Medicine Services

Sheridan is a leading provider of emergency medicine services to hospitals. These services are performed by physicians with emergency department specializations and other healthcare professionals. With an annual visit volume of approximately 500,000 patients, Sheridan continues to provide high-quality care that is also cost-effective, supporting clients’ facilities as well as their communities.

Emergency medicine services involve the immediate diagnosis and treatment of patients. The emergency department is one of the most challenging areas to manage given the immediate and often acute nature of patients’ conditions and the required treatment. Emergency departments are an essential access point for medical services and are a primary source of patient admissions. Consequentially, hospitals require efficient and effectively operated emergency departments, often turning to providers of outsourced physician services.

Other Services

Office-based Services

Sheridan operates a small group of office-based medical practices in South Florida and Texas that primarily focus on women’s health and provide services in the areas of gynecology, obstetrics and perinatology. Sheridan maintains and operates its office-based practices in markets where the practices support and integrate with its facilities-based specialties, providing additional value to its healthcare facility clients through coordination of care.

Management Services

Sheridan provides management services to its joint ventures, affiliated physician group practices and other office- based practices and specialties. Under its management services agreements,

Sheridan typically manages all aspects of the practice other than the provision of medical services except in jurisdictions where it is permitted to also provide clinical management services. In exchange for these services, Sheridan is paid a management fee.

Facility Contracts

Sheridan serves a diverse group of more than 300 healthcare facilities in 25 states. There is limited concentration among existing clients, with the largest client accounting for less than 10% of Sheridan’s net revenue and the top five clients accounting for approximately 30% of its net revenue in 2013. These clients provide a stable base of recurring business as more than 76% of Sheridan’s net revenue in 2013 was provided by existing clients (meaning clients who had contracts that were in effect for the full prior year). Sheridan has maintained high facility contract renewal rates. Sheridan’s ability to retain contracts reflects its ability to deliver tangible results and high quality service to its clients’ facilities and patients and the strength of the relationships of its healthcare professionals with the facilities’ medical staff.

In the outsourced physician services market, facility contracts that have service demands that exceed expected revenues for such services require subsidies to support the required provider coverage. Sheridan’s healthcare facility contracts often do not require, or are able to reduce, subsidies because its operational expertise improves the operational efficiencies of its healthcare facility clients and Sheridan believes it is often able to achieve more favorable contract terms than other providers. Outsourcing multiple services to Sheridan may also enable healthcare facilities clients to further reduce or eliminate paying subsidies and benefit from economies of scale.

Sheridan’s facilities-based services consist of outsourced physician services to hospitals, ASCs and other healthcare facilities in the fields of anesthesiology, children’s services, radiology and emergency medicine. These services are typically provided through exclusive contract agreements signed with hospitals, ASCs and other healthcare facilities under which Sheridan is responsible for recruiting and employing physicians and other healthcare professionals. For its hospital clients, Sheridan provides hospital-based clinical services on an outsourced 24 hours-a-day, 365 days-a-year basis. These agreements generally range in length from one to five years and provide for termination upon 30 to 120 days’ notice. These agreements generally grant Sheridan the right to directly bill third-party payors for services. Where necessary, healthcare facilities supplement payments from third-party payors when reimbursement is insufficient to cover the costs of Sheridan’s services and generate a reasonable profit. By entering into an agreement with Sheridan, a hospital substantially reduces its responsibilities related to the contracted specialty, eliminates the administrative burdens related to providing physician coverage and, in many cases, may reduce the need to provide financial support.

For each hospital, ASC or other healthcare facility, Sheridan appoints a supervising physician who assumes an on-site leadership role with respect to all aspects of the services provided by Sheridan. In addition to providing physician services, this physician supervises the other physicians and other healthcare professionals at the facility, participates in the recruitment, promotion and compensation of physicians and other healthcare professionals employed or managed by Sheridan, and serves as a coordinator between Sheridan and other personnel at the facility. Sheridan has established the Sheridan Leadership Academy through which it invests in the development, training, and education of its clinical leaders as a way to empower healthcare professionals and equip them with the knowledge they require in their daily responsibilities.

Sheridan’s Physicians and Other Healthcare Professionals

Since its inception, Sheridan has directly employed substantially all of its specialist physicians and other healthcare professionals. Sheridan uses a variety of contractual arrangements with respect to the healthcare professionals that it employs, manages or with which it is otherwise affiliated. The particular contractual arrangement used in each case is influenced by a number of factors, including the desires of the healthcare professionals, the type of practice in which the healthcare professionals are engaged, financial considerations, statutory limitations on the corporate practice of medicine and other regulatory concerns, and, with respect to newly-acquired practices, the terms of any pre-existing contracts.

Sheridan currently has employment agreements with virtually all of its physicians, which generally provide for short, without cause termination rights by Sheridan and such physician, other than employment agreements entered into in connection with acquisitions, and include non-competition provisions. Sheridan also employs CRNAs, ARNPs, certified nurse midwives and physician assistants who provide services in accordance with written protocols.

Sheridan brings its physicians and other healthcare professionals together in a collaborative environment in an effort to improve their own practice of medicine, to establish a bond with their peers and provide an opportunity to better understand their goals and objectives. As a result of its efforts, since 2011, Sheridan has maintained on average an annual voluntary physician retention rate of greater than 93%. This benefits its relationships with healthcare facilities as it provides continuity and ensures the quality of care provided to their patients.

Sheridan ensures that all of its physicians and healthcare professionals are properly credentialed. Sheridan is a certified physician organization qualified by the National Committee for Quality Assurance (“NCQA”). Sheridan follows NCQA credentialing requirements for providers, and it re-credentials in two-year cycles. Sheridan’s approval process includes evaluations by clinical leaders, an approval board, a quality committee and a legal review.

Competition

The markets in which we compete are highly fragmented. We consider our primary competitors to be local physician group practices. On a regional and national basis, we compete with Team Health, Envision Healthcare (formerly Emcare), North American Partners in Anesthesia and Mednax.

Government Regulation

The healthcare industry is subject to extensive regulation by a number of governmental entities at the federal, state and local level. Government regulation affects our business activities by controlling our growth, requiring licensure and certification for our facilities, regulating the use of our properties and controlling reimbursement to us for the services we provide.

Certification.    We depend on third-party programs, including governmental and private health insurance programs, to reimburse us for services rendered to patients in our ASCs and by our outsourced physicians in various care settings. In order to receive Medicare reimbursement, each surgery center must meet the applicable conditions for coverage set forth by HHS relating to the type of facility, its equipment, personnel and standard of medical care, as well as its compliance with state and local laws and regulations, all of which are subject to change from time to time. ASCs undergo periodic on-site Medicare certification surveys. Each of our existing surgery centers is certified as a Medicare provider. Our outsourced physicians participate in Medicare, but are not subject to certification surveys or on-site inspections. While we intend for our outsourced physicians and centers to participate in Medicare and other government reimbursement programs, there can be no assurance that our physicians or centers will continue to qualify for participation.

Medicare-Medicaid Fraud and Abuse Provisions.    The federal Anti-Kickback Statute prohibits healthcare providers and others from soliciting, receiving, offering or paying, directly or indirectly, any remuneration (including any kickback, bribe or rebate) with the intent of generating referrals or orders for services or items covered by a federal healthcare program. The Anti-Kickback Statute is very broad in scope, and many of its provisions have not been uniformly or definitively interpreted by case law or regulations. Courts have found a violation of the Anti-Kickback Statute if just one purpose of the remuneration is to generate referrals, even if there are other lawful purposes. Furthermore, the Health Reform Law provides that knowledge of the law or intent to violate the law is not required to establish a violation of the Anti-Kickback Statute. Violations may result in criminal penalties or fines of up to $25,000 or imprisonment for up to five years, or both. Violations of the Anti-Kickback Statute may also result in substantial civil penalties, including penalties of up to $50,000 for each violation, plus three times the amount claimed, and exclusion from participation in the Medicare and Medicaid programs. Exclusion from these programs would result in significant reduction in revenues and would have a material adverse effect on our business. The Health Reform Law provides that submission of a claim for services or items generated in violation of the Anti-Kickback Statute constitutes a false or fraudulent claim and may be subject to additional penalties under the federal False Claims Act, or FCA.

HHS has published final safe harbor regulations that outline categories of activities that are deemed protected from prosecution under the Anti-Kickback Statute. Failure to meet the requirements of such a safe harbor does not necessarily render the conduct or business arrangement illegal under the Anti-Kickback Statute. However, such conduct and business arrangements may lead to increased scrutiny by governmental enforcement authorities. In addition, the HHS Office of Inspector General, or OIG, is authorized to issue advisory opinions regarding the interpretation and applicability of the federal Anti-Kickback Statute, including whether an activity constitutes grounds for the imposition of civil or criminal sanctions. Although advisory opinions are not binding on any entity other than the parties who submitted the requests, advisory opinions provide some guidance as to how the OIG would analyze a particular arrangement.

HHS has published regulations for two safe harbors that relate to investment interests in general: the first concerning investment interests in large publicly traded companies ($50,000,000 in net tangible assets) and the second for investments in smaller entities. The safe harbor regulations also include safe harbors for investments in certain types of ASCs. The limited partnerships and limited liability companies that own our surgery centers do not meet all of the criteria of either of the investment interests safe harbors or the surgery center safe harbor. Thus, they do not qualify for safe harbor protection from government review or prosecution under the Anti-Kickback Statute. However, a business arrangement that does not substantially comply with a safe harbor is not necessarily illegal under the Anti-Kickback Statute.

We believe that our surgery centers and the related limited partnerships and limited liability companies are in compliance with the current requirements of applicable federal and state law because, among other factors:

•	the limited partnerships and limited liability companies exist to effect legitimate business purposes, including the ownership, operation and continued improvement of high quality, cost-effective and efficient services to the patients served;

•	the limited partnerships and limited liability companies function as an extension of the group practices of physicians who are affiliated with the surgery centers and the surgical procedures are performed personally by these physicians without referring the patients outside of their practice;

•	our physician partners have a substantial investment at risk in the limited partnerships and limited liability companies;

•	terms of the investment do not take into account the volume of the physician partners’ past or anticipated future services provided to patients of the centers;

•	the physician partners are not required or encouraged as a condition of the investment to treat Medicare or Medicaid patients at the centers or to influence others to refer such patients to the centers for treatment;

•	the limited partnerships, the limited liability companies, our subsidiaries and our affiliates will not loan any funds to or guarantee any debt on behalf of the physician partners with respect to their investment; and

•	distributions by the limited partnerships and limited liability companies are allocated uniformly in proportion to ownership interests.

Notwithstanding our belief that the relationship of physician partners to our surgery centers should not constitute illegal remuneration under the federal Anti-Kickback Statute or similar laws, we cannot assure you that a federal or state agency charged with enforcement of the Anti-Kickback Statute and similar laws might not assert a contrary position or that new federal or state laws might not be enacted that would cause the physician partners’ ownership interests in our centers to become illegal, or result in the imposition of penalties on us or certain of our facilities. Even the assertion of a violation could have a material adverse effect upon us.

The safe harbor regulations also set forth a safe harbor for personal services and management contracts. Certain of our limited partnerships and limited liability companies have entered into ancillary services agreements with our physician partners’ group practices, pursuant to which the practice may provide the center with billing and collections, transcription, payables processing, payroll and other ancillary services. The consideration payable by a limited partnership or limited liability company for certain of these services may be based on the volume of services provided by the practice, which is measured by the limited partnership’s or limited liability company’s revenues. Although these relationships do not meet all of the criteria of the personal services and management contracts safe harbor, we believe that the ancillary services agreements are in compliance with the current requirements of applicable federal and state law because, among other factors, we believe the fees payable to the physician practices are equal to the fair market value of the services provided thereunder.

In addition, certain of our limited partnerships and limited liability companies have entered into certain arrangements for professional services, including arrangements for anesthesia services. The OIG has issued advisory opinions in which it concluded that proposed arrangements between anesthesia groups and facilities, including, physician-owned ASCs could result in prohibited remuneration under the federal Anti-Kickback Statute. We believe our arrangements for anesthesia services are unlike those described in the OIG advisory opinions and are in compliance with the requirements of the federal Anti-Kickback Statute. In connection with our outsourced physician services, we have a variety of financial relationships with physicians, hospitals, ASCs, and other healthcare services, including joint venture arrangements. We believe we have structured our relationships with physicians and other providers to comply with the Anti-Kickback Statute, but we cannot assure you that a federal or state agency charged with enforcement of the Anti-Kickback Statute and similar laws might not assert a contrary position or that new federal or state laws might not be enacted that would cause these arrangements to become illegal, or result in the imposition of penalties on us or certain of our facilities. Even the assertion of a violation could have a material adverse effect upon us.

Many of the states in which we operate also have adopted laws that prohibit payments to physicians in exchange for referrals similar to the federal Anti-Kickback Statute, some of which apply regardless of the source of payment for care. These statutes typically provide criminal and civil penalties as well as loss of licensure.

In addition to the Anti-Kickback Statute, the Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”) provides for criminal penalties for healthcare fraud offenses that apply to all health benefit programs, including the payment of inducements to Medicare and Medicaid beneficiaries in order to influence those beneficiaries to order or receive services from a particular provider or practitioner. Federal enforcement officials have numerous enforcement mechanisms to combat fraud and abuse, including the Medicare Integrity Program and an incentive program under which individuals can receive up to $1,000 for providing information on Medicare fraud and abuse that leads to the recovery of at least $100 of Medicare funds. In addition, federal enforcement officials have the ability to exclude from Medicare and Medicaid any investors, officers and managing employees associated with business entities that have committed healthcare fraud.

Evolving interpretations of current, or the adoption of new, federal or state laws or regulations could affect many of our arrangements. Law enforcement authorities, including the OIG, the courts and Congress, are increasing their scrutiny of arrangements between healthcare providers and potential referral sources to ensure that the arrangements are not designed as a mechanism to exchange remuneration for patient care referrals or opportunities. Investigators also have demonstrated a willingness to look behind the formalities of a business transaction to determine the underlying purposes of payments between healthcare providers and potential referral sources.

Prohibition on Certain Self-Referrals and Physician Ownership of Healthcare Facilities.    The federal physician self-referral law, commonly referred to as the Stark Law, prohibits a physician from making a referral for a designated health service to an entity if the physician or a member of the physician’s immediate family has a financial relationship with the entity, unless an exception applies. Sanctions for violating the Stark Law include denial of payment, refunding amounts received for services provided pursuant to prohibited referrals, civil money penalties of up to $15,000 per prohibited service provided and exclusion from the federal healthcare programs. The Stark Law applies to referrals involving the following services under the definition of “designated health services”: clinical laboratory services; physical therapy services; occupational therapy services; radiology and imaging services; radiation therapy services and supplies; durable medical equipment and supplies; parenteral and enteral nutrients, equipment and supplies; prosthetics, orthotics and prosthetic devices and supplies; home health services; outpatient prescription drugs; and inpatient and outpatient hospital services. Through a series of rulemakings, CMS has issued final regulations interpreting the Stark Law. While the regulations help clarify the requirements of the exceptions to the Stark Law, it is difficult to determine how the government will interpret many of these exceptions for enforcement purposes.

A number of provisions of the Stark implementing regulations limit how the Stark Law affects ASCs. Under these regulations, services that would otherwise constitute a designated health service, but that are paid by Medicare as a part of the surgery center payment rate, are not a designated health service for purposes of the Stark Law. The so-called ASC exemption to the Stark Law also applies to any radiology and imaging procedures that are integral to a covered ASC surgical procedure and that are performed immediately before, during, or immediately following the surgical procedure (that is, on the same day). Similarly, CMS has excluded from the Stark Law definition of “outpatient prescription drugs” any drugs that are “covered as ancillary services” under the revised ASC payment system. These drugs include those furnished during the immediate postoperative recovery period to a patient to reduce suffering from nausea or pain. CMS cautioned, however, that only those radiology, imaging and outpatient prescription drug items and services that are integral to an ASC procedure and performed on the same day as the covered surgical procedure will qualify for the ASC exemption. The Stark Law prohibition continues to prohibit a physician-owned ASC from furnishing outpatient prescription drugs for use in a patient’s home. In addition, there is a Stark Law exception covering implants, prosthetics, implanted prosthetic devices and implanted durable medical equipment provided in a surgery center setting under certain circumstances. Because of these exemptions, we believe the Stark Law does not prohibit physician ownership or investment interests in our surgery centers to which they refer patients.

With respect to our outsourced physician services, we contract with hospitals and other providers of designated health services. Our physician practices also provide services, such as imaging and laboratory services, that constitute designated health services. Thus, we are required to structure our financial relationships involving providers of designated health services in a manner that complies with a Stark Law exception. There are a number of exceptions that may apply to our outsourced physician services, including the exceptions for bona fide employment relationships, indirect compensation arrangements, in-office ancillary services. We attempt to structure our relationships to meet an exception to the Stark Law when required, but the regulations implementing the exceptions are detailed and complex, and we cannot guarantee that every relationship complies fully with the Stark Law.

Several states in which we operate have self-referral statutes similar to the Stark Law. Often these state laws are broad in scope and may apply regardless of the source of payment for care. Little precedent exists for the interpretation or enforcement of these state laws. We believe that physician ownership of surgery centers is not prohibited by these state self-referral statutes.

The Stark Law and similar state statutes are subject to different interpretations. Violations of the Stark Law and any state self-referral laws may result in substantial civil or criminal penalties, including large civil monetary penalties and exclusion from participation in the Medicare and Medicaid programs. Exclusion of our surgery centers or physician groups from these programs could result in significant loss of revenues and could have a material adverse effect on us. We can give you no assurances that further judicial or agency interpretations of existing laws or further legislative restrictions on physician ownership or investment in, or financial relationships with, healthcare entities will not be issued that could have a material adverse effect on us.

The Federal False Claims Act and Similar Federal and State Laws.    We are subject to state and federal laws that govern the submission of claims for reimbursement. These laws generally prohibit an individual or entity from knowingly and willfully presenting a claim (or causing a claim to be presented) for payment from Medicare, Medicaid or other third-party payors that is false or fraudulent. Penalties under these statutes include substantial civil and criminal fines, exclusion from the Medicare program, and imprisonment. The standard for “knowing and willful” often includes conduct that amounts to a reckless disregard for whether accurate information is presented by claims processors. One of the most prominent of these laws is the federal FCA, which may be enforced by the federal government directly, or by a qui tam plaintiff (or whistleblower) on the government’s behalf. There are many potential bases for liability under the FCA, including knowingly and improperly avoiding repayment of an overpayment received from the government and the knowing failure to report and return an overpayment within 60 days of identifying the overpayment. The Health Reform Law expanded the scope of the federal FCA to cover payments in connection to the health insurance exchanges created under the Health Reform Law, if those payments include any federal funds. When a private plaintiff brings a qui tam action under the FCA, the defendant often will not be made aware of the lawsuit until the government commences its own investigation or makes a determination whether it will intervene. The Health Reform Law provides that submission of claims for services or items generated in violation of the Anti-Kickback Statute constitutes a false or fraudulent claim under the FCA. In some cases, qui tam plaintiffs and the federal government have taken the position, and some courts have held, that providers who allegedly have violated other statutes, such as the Stark Law, have thereby submitted false claims under the FCA. When a defendant is determined by a court of law to be liable under the FCA, the defendant may be required to pay three times the amount of the alleged false claim, plus mandatory civil penalties of between $5,500 and $11,000 for each separate false claim. The private plaintiff may receive a share of any settlement or judgment. We believe that we have procedures in place to ensure the accurate completion of claims forms and requests for payment. However, the laws and regulations defining proper Medicare or Medicaid billing are complex and have not been subjected to extensive judicial or agency interpretation. Billing errors can occur despite our best efforts to prevent or correct them, and we cannot assure you that the government will regard such errors as inadvertent and not in violation of the FCA or related statutes.

Every entity that receives at least $5.0 million annually in Medicaid payments must have written policies for all employees, contractors or agents, providing detailed information about false claims, false statements and whistleblower protections under certain federal laws, including the federal FCA, and similar state laws. A number of states, including states in which we operate, have adopted their own false claims provisions as well as their own qui tam provisions whereby a private party may file a civil lawsuit in state court. States that enact false claims laws that are comparable to the federal FCA are entitled to an increased share of FCA recoveries.

Healthcare Industry Investigations.    Both federal and state government agencies have heightened and coordinated civil and criminal enforcement efforts as part of numerous ongoing investigations of healthcare companies, as well as their executives and managers. These investigations relate to a wide variety of topics, including referral and billing practices. The Health Reform Law includes additional federal funding of $350 million over 10 years to fight healthcare fraud, waste and abuse, including $40 million for FFY 2014. From time to time, the OIG and the Department of Justice have established national enforcement initiatives that focus on specific billing practices or other suspected areas of abuse. Some of our activities could become the subject of governmental investigations or inquiries. For example, we have significant Medicare billings and we have joint venture arrangements involving physician investors. In addition, our executives and managers, many of whom have worked at other healthcare companies that are or may become the subject of federal and state investigations and private litigation, could be included in governmental investigations or named as defendants in private litigation. We are not aware of any governmental investigations involving any of our facilities, our executives or our managers. A future adverse investigation of us, our executives or our managers could result in significant expense to us, as well as adverse publicity.

Privacy and Security Requirements.    There are currently numerous legislative and regulatory initiatives at the state and federal levels addressing the privacy and security of patient health and other identifying information. The privacy and security regulations promulgated pursuant to HIPAA extensively regulate the use and disclosure of individually identifiable protected health information and require healthcare providers to implement administrative, physical and technical safeguards to protect the security of such information. Violations of the regulations may result in civil and criminal penalties. The American Recovery and Reinvestment Act of 2009, or ARRA, strengthened the requirements of the HIPAA privacy and security regulations and significantly increased the penalties for violations, with penalties of up to $50,000 per violation and a maximum civil penalty of $1.5 million in a calendar year for violations of the same requirement and requires HHS to perform compliance audits. ARRA authorizes State Attorneys General to bring civil actions seeking either injunction or damages in response to violations of HIPAA privacy and security regulations that threaten the privacy of state residents. ARRA also extends the application of certain provisions of the security and privacy regulations to business associates (entities that handle identifiable health information on behalf of covered entities) and subjects business associates to civil and criminal penalties for violation of the regulations. HHS has implemented many of the ARRA requirements through a final rule that became effective March 26, 2013. Compliance with the final rule was required beginning September 23, 2013, except that existing business associate agreements may have qualified for an extended compliance date of September 23, 2014.

Covered entities must report breaches of unsecured protected health information to affected individuals without unreasonable delay, but not to exceed 60 days following discovery of the breach by the covered entity or its agents. Notification must also be made to HHS and, in certain situations involving large breaches, to the media. The 2013 final rule modified this breach notification requirement by creating a presumption that all non-permitted uses or disclosures of unsecured protected health information are breaches unless the covered entity or business associate establishes that there is a low probability the information has been compromised.

In addition, there are numerous other laws and legislative and regulatory initiatives at the federal and state levels addressing privacy and security concerns. Our facilities remain subject to any federal or state laws that encompass privacy concerns or the reporting of security breaches that are more restrictive than the regulations issued under HIPAA and the requirements of ARRA. These laws vary and could impose additional penalties. For example, various state laws and regulations may require us to notify affected individuals in the event of a data breach involving certain individually identifiable health or financial information. In some cases, the Federal Trade Commission uses its consumer protection authority to initiate enforcement actions in response to data breaches.

HIPAA Administrative Simplification Requirements.    Pursuant to HIPAA, HHS has adopted regulations establishing electronic data transmission standards that all healthcare providers must use when submitting or receiving certain healthcare transactions electronically. HIPAA also requires that each provider use a National Provider Identifier. In addition, CMS has published a final rule regarding updated standard code sets for certain diagnoses and procedures known as ICD-10 code sets and related changes to the formats used for certain electronic transactions. While use of the ICD-10 code sets is not mandatory until October 1, 2015, we will be modifying our payment systems and processes to prepare for the implementation. Use of the ICD-10 code sets will require significant administrative changes. In addition to these upfront costs of transition to ICD-l0, it is possible that our ASCs and outsourced physicians could experience disruption or delays in payment due to technical or coding errors or other implementation issues involving our systems or the systems and implementation efforts of health plans and their business partners. Further, the transition to the more detailed ICD-10 coding system could result in decreased reimbursement if the use of ICD-10 codes results in conditions being reclassified with lower levels of reimbursement than assigned under the previous system, however, we believe that the cost of compliance with these regulations has not had and is not expected to have a material adverse effect on our business, financial position or results of operations.

Obligations to Buy Out Physician Partners.    Under many of our agreements with physician partners of our surgery centers, we are obligated to purchase the interests of the physicians at an amount as specified in the limited partnership and operating agreements in the event that their continued ownership of interests in the limited partnerships and limited liability companies becomes prohibited by the statutes or regulations described above. The determination of such a prohibition generally is required to be made by our counsel in concurrence with counsel of the physician partners or, if they cannot concur, by a nationally recognized law firm with expertise in healthcare law jointly selected by us and the physician partners. The interest we are required to purchase will not exceed the minimum interest required as a result of the change in the law or regulation causing such prohibition.

CONs and State Licensing.    Certificate of Need, or CON, statutes and regulations control the development of certain facilities and services, such as ASCs in certain states. CON statutes and regulations generally provide that, prior to the expansion of existing centers, the construction of new health care facilities, the acquisition of major items of equipment or the introduction of certain new services, approval must be obtained from the designated state health planning agency. In giving approval, a designated state health planning agency must determine that a need exists for expanded or additional facilities or services. Our development of ASCs focuses on states that do not require CONs. Acquisitions of existing surgery centers usually do not require CON approval.

State licensing of ASCs, is generally a prerequisite to the operation of each of our centers and to participation in federally funded programs, such as Medicare and Medicaid. Once a center becomes licensed and operational, it must continue to comply with federal, state and local licensing and certification requirements, as well as local building and safety codes. In addition, every state imposes licensing requirements on individual physicians, such as those who provide services in our ASCs or through our outsourced physician services, and many states impose licensing requirements on facilities and services operated and owned by physicians. Physician practices are also subject to federal, state and local laws dealing with issues such as occupational safety, employment, medical leave, insurance regulations, civil rights and discrimination and medical waste and other environmental issues.

Corporate Practice of Medicine.    The laws of several states in which we operate or may operate in the future do not permit business corporations to practice medicine, exercise control over physicians who practice medicine or engage in various business practices, such as employing physicians and certain non-physician practitioners. Similarly, many states prohibit fee-splitting arrangements with physicians where professional fees of physicians are shared with other persons or entities. The physicians who perform procedures at the surgery centers or who perform contracted physician services are individually licensed to practice medicine. In most instances within our surgery center line of business, the physicians and physician group practices are not affiliated with us other than through the physicians’ ownership in the limited partnerships and limited liability companies that own the surgery centers and through the service agreements we have with some physicians. We directly employ nearly all of the physicians who provide outsourced services. The laws in many states regarding the corporate practice of medicine have been subjected to limited judicial and regulatory interpretation, and interpretation and enforcement of these laws vary significantly from state to state. Therefore, we cannot provide assurances that our activities, if challenged, will be found to be in compliance with these laws.

Employees

As of the date of this prospectus, we and our affiliated entities employed approximately 10,100 persons, approximately 7,300 of whom were full-time employees and 2,800 of whom were part-time employees. Of those employees, approximately 1,300 were corporate employees or other employees performing support functions, primarily based at our headquarters in Nashville, Tennessee and in Sunrise, Florida. In addition, we lease the services of approximately 1,000 full-time employees and 500 part-time employees from entities affiliated with our physician partners. None of these employees are represented by a union. We believe our relationships with our employees to be good.

Insurance

From time to time, we may be named a party to other legal claims and proceedings in the ordinary course of business. We are not aware of any claims or proceedings against us or our subsidiaries that we believe will have a material financial impact on us. Currently, AmSurg maintains professional and general liability insurance that, subject to certain deductibles, provides coverage on a claims-made basis of $1.0 million per incident and $3.0 million in annual aggregate coverage per ASC, including the facility and employed staff. AmSurg also maintains insurance for general liability, director and officer liability, business interruption and property damage, as well as an additional umbrella liability insurance policy in the aggregate amount of $25.0 million. Coverage under certain of these policies is contingent upon the policy being in effect when a claim is made regardless of when the events which caused the claim occurred. In addition, physicians who provide professional services in our surgery centers are generally required to maintain separate malpractice coverage with similar minimum coverage limits.

We insure the majority of our professional liability risks relating to our physician services business principally through insurance policies with CNA and utilize other third party insurers as well. Deductibles under the CNA policy are reinsured under a deductible reinsurance policy with ICC, which is located in the British Virgin Islands. ICC fully reinsures its deductible reinsurance policy with our affiliate captive insurance company, Marblehead Surety & Reinsurance Company, Ltd., which is located in the Cayman Islands and effectively reinsures all of the insurance coverage provided by CNA and ICC under this program. CNA provides professional liability insurance to us and our healthcare professionals for malpractice losses on a claims-made basis that have been reported to us after January 1, 2003, and we establish reserves for losses in respect of such insurance. We reserve for losses in excess of aggregate insurance coverage. Our reserves for losses and related expenses represent estimates involving actuarial and statistical projections, at a given point in time, of our expectations of the ultimate resolution and administration costs of losses we have incurred in respect of our liability risks. Our reserves are based on historical claims, demographic factors, industry trends, severity and exposure factors and other actuarial assumptions calculated by an independent actuary firm. The independent actuary firm performs studies of projected ultimate losses on an annual basis and provides quarterly updates to those projections. We refer to these actuarial estimates as part of the process by which we determine appropriate reserves.

We routinely assess the adequacy of our insurance coverage and believe that our insurance policies are appropriate in amount and coverage for our anticipated operations. However, we cannot assure you that the insurance coverage is sufficient to cover all future claims or will continue to be available in adequate amounts or at a reasonable cost.

Supplemental Information with Respect to Sheridan

Key Factors and Measures Used to Evaluate Sheridan’s Business

The key factors and measures we use to evaluate Sheridan’s business relate to the number of patient encounters for which its medical providers provide treatment, the reimbursement it receives for those medical services, and the costs it incurs to provide the necessary care to those patients.

We evaluate Sheridan’s revenue net of contractual discounts and provisions for uncollectible charges. Medicaid, Medicare and other payors generally receive discounts from its standard charges, which we refer to as contractual discounts. In addition, individuals our physicians treat may be personally responsible for the payment of the medical services they receive. Our contracts with hospitals and other facilities typically require us to provide care to all patients who present at our locations. While we seek to bill for all medical services we provide, a portion of our medical services are delivered to individuals that have no insurance and for whose treatment we cannot collect full compensation and, as a result, we establish a provision for uncollectible charges. Our net revenue from our physician services business represents gross billings after provisions for contractual discounts and uncollectibles.

The following table summarizes Sheridan’s approximate payor mix as a percentage of its net adjudicated fee for service revenue, with the provision for uncollectibles allocated and netted by payor category, for the periods presented below. As illustrated below, commercial and managed care insurance have consistently represented Sheridan’s largest payor group comprising 74.8% and 75.5% of such net adjudicated fee for service revenue, net of applicable provision for uncollectibles, in 2013 and the six months ended June 30, 2014, respectively.

	Year Ended December 31,			Six Months Ended June 30, 2014
	2013	2012	2011
Medicare	16.1%	17.1%	17.4%	16.0%
Medicaid	7.8%	7.9%	8.1%	7.3%
Commercial and managed care	74.8%	73.7%	73.5%	75.5%
Self-pay	1.3%	1.3%	1.0%	1.2%

Total	100.0%	100.0%	100.0%	100.0%

The payor mix information in the table above has been developed based on Sheridan’s net adjudicated fee for service revenue, which includes payments from various payor classes categorized within its billing systems. Net adjudicated fee for service revenue, net of applicable provision for uncollectibles, constituted approximately 92.1% of Sheridan’s net fee for service revenue for the year ended December 31, 2013.

Adjudicated fee-for-service revenue represents Sheridan’s net revenue for which it has a significant level of contract and other rate information available electronically that it can rely on for estimating its contractual discounts. Non-adjudicated fee-for-service revenue represents revenue for which Sheridan generally bases its contractual discounts on actual and historical cash collections, adjusted for agreed-upon contracted payor rate increases. Contract revenue reflects payments received or receivable directly from certain of the facilities where Sheridan provides medical services, and typically arises in cases where its reimbursement from third-party payors is not sufficient to cover the costs of its medical services. Sheridan derives management fees pursuant to contractual agreements with certain of its physician group practices, which require the practices to pay Sheridan management fees that are based on a flat fee or a percentage of net fee-for-service revenue, depending on the nature of services provided. Sheridan also earns other revenue for certain ancillary services performed. For the year ended December 31, 2013, net fee for service revenue, net of applicable provision for uncollectibles, represented approximately 90.2% of Sheridan’s net revenue, contract revenue represented approximately 8.5% of Sheridan’s net revenue and management fee and other revenue represented approximately 1.3% of Sheridan’s revenue. For the six months ended June 30, 2014, net fee for service revenue, net of applicable provision for uncollectibles, represented approximately 89.8% of Sheridan’s net revenue, contract revenue represented approximately 8.4% of Sheridan’s net revenue and management fee and other revenue represented approximately 1.8% of Sheridan’s net revenue.

Of Sheridan’s net revenue for the year ended December 31, 2013, approximately 68% was derived from anesthesiology services, 8% from children’s services, 8% from radiology services, 9% from emergency medicine services, and 7% from other services Sheridan provides. Of Sheridan’s net revenue for the six months ended June 30, 2014, approximately 72% was derived from anesthesiology services, 7% from children’s services, 8% from radiology services, 7% from emergency medicine services, and 6% from other services Sheridan provides.

The key net revenue measures for Sheridan’s business are:

•	Patient encounters. Sheridan utilizes patient encounters as a basis to evaluate net revenue growth and to measure the costs of various specialties. Due to differences in the reimbursement rates and costs of its specialties, Sheridan segregates patient encounters into four main categories: anesthesia, children’s services, radiology and emergency medicine. Sheridan utilizes weighted patient encounters as a proxy for patient volume. Because of the inherent differences in the nature of encounters among the specialty categories, in certain analyses Sheridan weights its underlying patient encounters to measure the effect that changes in these have on net revenue and costs.

•	Revenue per patient encounter. This reflects the expected net revenue for each patient encounter based on gross billings less all estimated provisions for contractual discounts and uncollectibles. Net revenue per patient encounter includes net revenue from billings to third-party payors as well as hospitals.

•	Same-contract revenue. Same-contract revenue reflects revenue received from services provided through contracts in existence for the entire current period and the entire comparable period.

•	Net new contract revenue growth. This reflects revenue growth from new contracts that have not been in effect for both the entire current and comparable periods minus the amount of revenue decline relating to contracts terminated during such periods. Net new contract revenue growth excludes the effect of revenue arising in both comparable periods from acquisitions that were completed during such periods.

The change from period to period in the number of patient encounters under Sheridan’s “same contracts” is influenced by national surgery trends, hospital specific factors, and other factors affecting patient needs for medical services. National surgery trends can change based on changes in patient utilization, population growth and demographics, weather related disruptions, as well as due to general economic factors. Sheridan believes patient utilization can be affected by changes in the portion of medical costs for which the patients themselves bear financial responsibility, by general economic conditions, and by other factors. Hospital-specific elements include changes in local availability of alternative sites of care to the patient, changes in surgeon utilization of the facility, construction and regulations that affect patient flow through the hospital.

The costs incurred in Sheridan’s business consists primarily of compensation and benefits for physicians and other professional providers, professional liability costs, and contract and other support costs. Sheridan’s key cost measures include:

•	Practice personnel expenses. Practice personnel expenses include the salaries, bonus and incentive compensation, premium labor costs, benefits and payroll taxes associated with its physicians, healthcare professionals, other medical providers and related billing and direct support personnel. Practice personnel expenses include the costs of full time, part time and contract labor.

•	Other practice expenses. Other practice expenses include professional liability expenses, dues and licenses, occupancy costs and other non-personnel related expenses. Sheridan’s professional liability costs include provisions for paid and estimated losses for actual claims and estimates of claims likely to be incurred in the period, based on its past loss experience and actuarial analysis provided by a third party, as well as actual direct costs, including investigation and defense costs, and other costs related to provider professional liability.

General and administrative.    General and administrative costs include the costs of practice medical leadership, executive management, business development and marketing, information technology and other administrative functions that are indirectly related to the operations of our physician group practices. In 2013, Sheridan increased investment in general and administrative areas in support of infrastructure expansion initiatives in support of Sheridan’s planned future growth from new contracts and acquisitions. These initiatives include additional medical leadership, business development and marketing personnel, enhanced information technology and other infrastructure support functions. In 2013, Sheridan incurred approximately $9.0 million of additional general and administrative costs from these initiatives.

Sheridan’s business is not considered to be capital intensive. Sheridan’s depreciation expense relates primarily to charges for computer software and hardware, and other technologies. Amortization expense relates primarily to intangible assets recorded for customer relationships arising from acquisitions that Sheridan has made.

Factors and Trends Affecting Operating Results

In reading Sheridan’s financial statements, you should be aware of the following trends and factors:

Surgical Trends

Sheridan’s business is directly affected by changes in the number of surgeries being performed at its client sites. In addition to other factors, surgical trends can be affected by changes in population, population demographics and surgical utilization. Sheridan believes population growth and an increase in the average age of our nation’s population are factors that may contribute to a growth in the number of patient encounters that Sheridan sees in its business. In recent years, however, these favorable factors have been offset by decreases in surgical utilization. Sheridan believes these decreases in utilization have been related to general economic factors as well as increases in the portion of medical costs for which patients are finding themselves responsible.

The Health Reform Law and Healthcare Reform

The Health Reform Law contains a number of provisions that could affect Sheridan over the next several years. These provisions include the establishment of health insurance exchanges to facilitate the purchase of qualified health plans, expanding Medicaid eligibility, subsidizing insurance premiums and creating requirements and incentives for businesses to provide healthcare benefits, the effects of which are unpredictable and complex. Other provisions contain changes to healthcare fraud and abuse laws and expand the scope of the Federal False Claims Act. Under the Affordable Care Act’s Medicaid-Medicare Parity provisions, Sheridan recognized approximately $4.8 million in enhanced Medicaid reimbursement up to Medicare rates for eligible primary care services for the year ended December 31, 2013 and anticipates similar enhanced reimbursement in 2014. Sheridan cannot predict whether legislation required to continue Medicaid-Medicare Parity reimbursement rates in 2015 or thereafter will be adopted.

The Health Reform Law contains numerous other measures that could also affect Sheridan. For example, value-based payment modifiers are to be developed that will differentiate payments to physicians under federal healthcare programs based on quality and cost of care. In addition, other provisions, such as the Bundled Payments for Care Improvement Initiative, authorize voluntary demonstration projects relating to the bundling of payments for episodes of hospital care and the sharing of cost savings achieved under the Medicare program.

Many of the Health Reform Law’s most significant reforms, such as the establishment of state-based and federally facilitated insurance exchanges that provide a marketplace for eligible individuals and small employers to purchase healthcare insurance, became effective only recently. On October 1, 2013, individuals began enrolling in healthcare insurance plans offered under these state-based and federally-facilitated insurance exchanges, notwithstanding significant technical issues in accessing and enrolling in the federal online exchange. Such issues may have delayed or reduced the purchase of healthcare insurance by uninsured persons. In order to be covered on the effective date of January 1, 2014 individuals were required to enroll and pay their first premium by December 24, 2013, however, limited extensions were granted depending on specific circumstances. Some uninsured persons who did not enroll in healthcare insurance plans by March 31, 2014 were required to pay a penalty to the Internal Revenue Service, unless a hardship exception applied. The patient responsibility costs (deductibles) related to healthcare plans obtained through the insurance exchanges may be high, and Sheridan may experience increased bad debt due to patients’ inability to pay or delay in paying for certain services, particularly since Sheridan typically does not have direct patient contact in the patient intake process as do the healthcare facilities in which its physicians provide services.

The Health Reform Law also allows states to expand their Medicaid programs through an increase in the Medicaid eligibility income limit from a state’s current eligibility levels to 133% of the federal poverty limit. It remains unclear to what extent states will expand their Medicaid programs by raising the income limit to 133% of the federal poverty level. As a result of this and other uncertainties, Sheridan cannot predict whether there will be more uninsured patients in 2014 and beyond than anticipated when the Health Reform Law was enacted. All of the states in which Sheridan operates, however, already cover children in the first year of life and pregnant women if their household income is at or below 133% of the federal poverty level.

Federal and state agencies are expected to continue to implement provisions of the Health Reform Law. However, given the complexity and the number of changes expected as a result of the Health Reform Law, as well as the implementation timetable for many of them, Sheridan cannot predict the full impact of the Health Reform Law as they may not be known for several years. The Health Reform Law also remains subject to continuing legislative scrutiny, including efforts by Congress to amend or repeal a number of its provisions. As a result, Sheridan cannot predict with any assurance the full effect of the Health Reform Law on it, nor can it provide any assurance that the provisions of the Health Reform Law will not have a material adverse effect on Sheridan’s business, financial condition, results of operations or cash flows.

In addition, the Budget Control Act of 2011 requires across-the-board cuts (“sequestrations”) to Medicare reimbursement rates for the years 2013 through 2023. This 2% reduction in Medicare reimbursement rates commenced on April 1, 2013 and will stay in effect through 2024 unless additional Congressional action is taken but is not expected to have a material adverse effect on Sheridan’s business, financial condition, results of operations or cash flows.

Partnerships with Health Systems

In February 2014, Sheridan’s joint venture (“JV”) with a subsidiary of HCA Holdings, Inc. (“HCA”) commenced operations. This JV was formed to provide hospital-based physician services to affiliates of HCA and provide a platform for future new contract growth. Sheridan owns 51% of the JV, and, under the terms of the related agreements, Sheridan will earn billing and management fees and receive earnings distributions. Sheridan contributed goodwill, other intangible assets and a nominal amount of cash upon inception of the JV in February 2014 and have no material obligations or guarantees related to the JV. Sheridan determined that, although the JV is a “variable interest entity” due to its equity interest, billing and management fees and earnings distributions, Sheridan is not the primary beneficiary of the JV as it does not have the independent power to direct the activities that most significantly impact the JV’s economic performance due to shared control with HCA. Therefore, Sheridan accounts for its investment in the JV under the equity method of accounting and does not consolidate the revenues and the related practice personnel and other practice expenses associated with the facilities that are serviced by the JV after February 2014. As of June 30, 2014, Sheridan’s investment in the JV totaled approximately $28.3 million, which has been recorded in other assets in its condensed consolidated balance sheet as of June 30, 2014. The deconsolidation of revenue from operations contributed to the JV will continue to result in a decrease of Sheridan’s net revenue and result in related decreases in such expenses when compared to the comparable periods in 2013. The billing and management fees Sheridan earns as manager of the JV will continue to offset, in part, the decrease to the previously consolidated net revenue. The net earnings of the JV are reported as equity in earnings of unconsolidated JV.

Critical Accounting Policies

The Company’s critical accounting policies are disclosed in our Annual Report on Form 10-K for the year ended December 31, 2013 which is incorporated by reference into this prospectus. As a result of the acquisition of Sheridan on July 16, 2014, the Company has added the following policy to its critical accounting policies.

Accrued Professional Liabilities - Sheridan insures the majority of its professional liability risks principally through its insurance policies with Continental Casualty Company (“CNA”) and utilizes other third-party insurers as well. Sheridan’s deductible under the CNA policy is reinsured under a deductible reinsurance policy with International Casualty Company SPC, Inc. (“ICC”), which is located in the British Virgin Islands. ICC fully reinsures its deductible reinsurance policy with Sheridan’s affiliate captive insurance company, Marblehead Surety & Reinsurance Company, Ltd., which is located in the Cayman Islands and effectively reinsures all of the insurance coverage provided by CNA and ICC under this program. CNA provides professional liability insurance to Sheridan and its healthcare professionals for malpractice losses on a claims-made basis that have been reported to Sheridan after January 1, 2003, and Sheridan establishes reserves for losses in respect of such insurance. Sheridan reserves for losses in excess of aggregate insurance coverage. Sheridan’s reserves for losses and related expenses represent estimates involving actuarial and statistical projections, at a given point in time, of its expectations of the ultimate resolution and administration costs of losses it has incurred in respect of its liability risks. Sheridan’s reserves are based on historical claims, demographic factors, industry trends, severity and exposure factors and other actuarial assumptions calculated by an independent actuary firm. The independent actuary firm performs studies of projected ultimate losses on an annual basis and provides quarterly updates to those projections. Sheridan refers to these actuarial estimates as part of the process by which it determines appropriate reserves. Liabilities for claims incurred but not reported are not discounted. The estimation of professional liabilities is inherently complex and subjective, as these claims are typically resolved over an extended period of time, often as long as ten years or more. Sheridan periodically reevaluates its accruals for professional liabilities, and its actual results may vary significantly from its estimates as the key assumptions used in its actuarial valuations are subject to constant adjustment as a result of changes in its actual loss history and the movement of projected emergence patterns as claims develop.

SELLING SHAREHOLDERS

The selling shareholders may from time to time offer and sell pursuant to this prospectus our shares of common stock. Any prospectus supplement relating to the offer and sale of our shares of common stock by selling shareholders will name the selling shareholders, the number of shares of common stock offered by such selling shareholders and the percentage of our outstanding shares of common stock held by such selling shareholders prior to and after giving effect to the offering of shares of common stock contemplated by such prospectus supplement.

PLAN OF DISTRIBUTION

The selling shareholders may sell the shares of our common stock covered by this prospectus in any of the following ways (or in any combination):

•	to or through underwriters or dealers;

•	directly to one or more purchasers; or

•	through agents.

The selling shareholders may distribute the shares from time to time in one or more transactions:

•	at a fixed price or at prices, which may be changed from time to time;

•	at market prices prevailing at the time of sale;

•	at prices relating to such prevailing market prices; or

•	at negotiated prices.

Each time that the selling shareholders sell shares of our common stock covered by this prospectus, we will provide a prospectus supplement that will describe the method of distribution and set forth the terms and conditions of the offering of such shares, including:

•	the name or names of any underwriters, dealers or agents and the amounts of shares underwritten or purchased by each of them;

•	the offering price of the shares and the proceeds to the selling shareholders and any underwriting discounts, commissions, concessions or agency fees allowed or reallowed or paid to dealers;

•	any options under which underwriters may purchase additional shares from the selling shareholder;

•	any securities exchange or market on which the shares may be listed or traded; and

•	any additional terms and conditions of the offering.

Any offering price and any discounts, commissions, concessions or agency fees allowed or reallowed or paid to dealers may be changed from time to time. The selling shareholders may determine the price of the shares of our common stock offered under this prospectus by use of an electronic auction. We will describe how any auction will determine the price or any other terms, how potential investors may participate in the auction and the nature of the obligations of the underwriter, dealer or agent in the applicable prospectus supplement.

Underwriters, dealers or any other third parties described above may offer and sell the offered shares from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. If underwriters or dealers are used in the sale of any shares, the shares will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The shares may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters’ obligations to purchase the shares will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the shares if they purchase any of the shares (other than any shares purchased upon exercise of any over-allotment option), unless otherwise specified in the prospectus supplement. The selling shareholders may use underwriters with whom we or they have a material relationship. We will describe the nature of any such relationship in the prospectus supplement, naming the underwriter.

The selling shareholders may sell the shares through agents from time to time. The prospectus supplement will name any agent involved in the offer or sale of the shares and any commissions paid to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment. The selling shareholders may engage in at the market offerings into an existing trading market in accordance with Rule 415(a)(4) under the Securities Act. The selling shareholders may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the shares from them at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. These contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions to be paid for solicitation of these contracts. Any underwriters, broker-dealers and agents that participate in the distribution of the shares may be deemed to be “underwriters” as defined in the Securities Act. Any commissions paid or any discounts or concessions allowed to any such persons, and any profits they receive on resale of the shares, may be deemed to be underwriting discounts and commissions under the Securities Act. We will identify any underwriters or agents and describe their compensation in a prospectus supplement.

Offered shares may also be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more marketing firms, acting as principals for their own accounts or as agents for the selling shareholders. Any remarketing firm will be identified and the terms of its agreements, if any, with the selling shareholders and its compensation will be described in the applicable prospectus supplement.

Underwriters or agents may purchase and sell the shares in the open market. These transactions may include over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids.

Over-allotment involves sales in excess of the offering size, which creates a short position. Stabilizing transactions consist of bids or purchases for the purpose of preventing or retarding a decline in the market price of the shares and are permitted so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. The underwriters or agents also may impose a penalty bid, which permits them to reclaim selling concessions allowed to syndicate members or certain dealers if they repurchase the shares in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the shares, which may be higher than the price that might otherwise prevail in the open market. These activities, if begun, may be discontinued at any time. These transactions may be effected on any exchange on which the shares are traded, in the over-the-counter market or otherwise.

Our common stock is listed on the Nasdaq Global Select Market under the symbol “AMSG”.

If at the time of any offering made under this prospectus a member of FINRA participating in the offering has a “conflict of interest” as defined in FINRA’s Rule 5121 (“Rule 5121”), that offering will be conducted in accordance with the relevant provisions of Rule 5121.

There can be no assurance that the selling shareholders will sell all or any of the shares of common stock offered by this prospectus.

Agents, dealers and underwriters may be entitled to indemnification by us and the selling shareholders against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents, dealers or underwriters may be required to make in respect thereof.

The specific terms of the lock-up provisions in respect of any given offering will be described in the applicable prospectus supplement.

LEGAL MATTERS

Unless otherwise specified in an accompanying prospectus supplement, the validity of the securities offered hereby and certain other legal matters will be passed upon for us by Bass, Berry & Sims PLC, Nashville, Tennessee.

EXPERTS

The consolidated financial statements, and the related consolidated financial statement schedule, incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, and the effectiveness of AmSurg Corp.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports which are incorporated herein by reference. Such consolidated financial statements and consolidated financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Sunbeam Holdings, L.P. and Subsidiaries as of December 31, 2013 and 2012, and for the three years in the period ended December 31, 2013 incorporated by reference in this prospectus from our Current Report on Form 8-K filed with the SEC on June 23, 2014 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited interim financial information of Sunbeam Holdings, L.P. and Subsidiaries for the periods ended June 30, 2014 and 2013 which is incorporated herein by reference, Deloitte & Touche LLP, independent auditors, have applied limited procedures in accordance with auditing standards generally accepted in the United States of America applicable to reviews of interim financial information for a review of such information. However, as stated in their report included in the Company’s Current Report on Form 8-K dated October 22, 2014 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a “report” or a “part” of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

4,509,213 Shares

AmSurg Corp.

Common Stock

PROSPECTUS SUPPLEMENT

Goldman, Sachs & Co.

November 10, 2014